Surge Global Energy, Inc.
990 Highland Drive, Suite 206
Solana Beach, CA 92075

                                                                                                                                                    February 4, 2011
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:         Surge Global Energy, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed April 15, 2010, File No. 0-24269

Dear Ladies/Gentlemen:

The following submission is in response to your letter of comments dated January 7, 2011.

1.
Re General, your note 1, regarding the September 30, 2010 Form 10-Q, we have added the risk factor to our September 30, 2010 Form 10-Q and made all other changes in response to your comments in items 5 and 6 to correct errors in the original filing. An amended draft of the 9/30/10 Form 10-Q is attached.

2.	Re note 2 regarding Form 10-K for the year ended December 31, 2009, an amended version of the 10-K reflecting your comments is attached.
3.
Re your Note 2, regarding comment 5, the number of shares exchanged shown on the 12/31/09 Form 10-K in paragraph 2 was in error. The correct amount should have been 584,929 instead of 606,402. If this change were made, all other amounts shown would be consistent. We are choosing not to amend the 12/31/09 financial statements because the difference is immaterial.

4.
Re your note 3(a), the differences are a result of changes in the Canadian dollar foreign exchange rate from June 30, 2009 to December 31, 2009 and also some minor differences in the amount of expenses actually incurred. The amount of expenses and related gain disclosed in the Form 8-K was an estimate made at the time and was based on the exchange rate at that time. The Canadian dollar was at $0.9949 at 06/30/08 and declined to $0.88 at December 31, 2008, which decline accounted for most of the change in the amounts between periods. Re note 3(b), in 2008 the loss on disposition of Pace Oil Corp. of $1,573,449 was shown as a loss from operations before taxes and the tax liability of $4,847,978 was shown as a tax expense. Since the entire tax expense was eliminated, those two amounts were combined to a net total of $3,274,529 to more accurately reflect the net gain after expenses and taxes.

5.	Re your note 5, the revised 9/30/10 Form 10-Q corrects the errors which were shown on the cash flow statement.

6.
Also regarding the 9/30/10 cash flow statement, the amount of the cash proceeds from the sale of securities should have been $359,189, not $924,869. The difference between the two figures, $565,680, was the reduction in accounts payable and not a cash flow item.

Yours truly,

E. Jamie Schloss
Chief Financial Officer

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q/A

(Mark One)
☒    QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
 FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2010

OR

  ☐ REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM ___________ TO ____________.

Commission file number 0-24269

SURGE GLOBAL ENERGY, INC.
(Exact name of registrant as specified in its charter)

Delaware	34-1454529
(State or jurisdiction of	(Employer Identification No.)
incorporation or organization)

990 HIGHLAND DRIVE, SUITE 206
SOLANA BEACH, CALIFORNIA 92075
(Address of Principal Executive Offices)

Issuer’s telephone number: (858) 720-9900

Indicate by check mark whether the registrant (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the Registrant was required to file such  reports)  and (2) has been subject to such filing requirements for the past 90 days. YES    ☒     NO   ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Date File required to be submitted pursuant to Rule 405 of Regulation S-T during the 12 preceding months (or such shorter period that the registrant was required to submit and post such file). Yes   ☐    No   ☐

Indicate by checkmark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☐
Accelerated Filer ☐	Smaller Reporting Company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act) YES ☐   NO  ☒

As of November 15, 2010, the Registrant had 38,637,387 shares of common stock issued and outstanding.

PART I - FINANCIAL INFORMATION

Item 1.  Financial Statements (Unaudited)

SURGE GLOBAL ENERGY, INC.
(AN EXPLORATION STAGE COMPANY)
CONSOLIDATED BALANCE SHEETS
 (UNAUDITED)

	September 30, 2010	December 31, 2009
ASSETS
Current assets:
Cash and cash equivalents	$25,665	$56,756
Production payments receivable	300,000	300,000
Investment in marketable securities	37,277	380,655
Prepaid expenses	41,182	65,363
Total current assets	404,124	802,774

Property and equipment, net of accumulated depreciation of $31,946 and $27,319, respectively	2,029	6,656
Oil and gas properties, using full cost accounting – unproved	-	553,241
Investment in Andora Energy	3,293,727	3,675,948

Total Assets	$3,699,880	$5,038,619

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$158,564	$809,089
Note payable	-	65,357
Total current liabilities	158,564	874,446
Long-term liabilities:
Asset retirement obligation	10,500	10,500
Total liabilities	169,064	884,946

Commitment and contingencies	-	-

Stockholders' equity:
Preferred stock, par value $0.001 per share; 10,000,000 shares authorized:
Series A, Series B and Special Voting Preferred - none issued and outstanding	-	-
Common stock, par value $0.001 per share; 200,000,000 shares authorized; 33,637,387shares and 31,437,387 shares issued and outstanding, respectively	33,637	31,437
Additional paid-in capital	54,468,922	54,183,117
Accumulated other comprehensive loss	(3,479)	(1,101)
Accumulated deficit	(12,337,512)	(12,337,512)
Deficit from inception of exploration stage	(38,630,752)	(37,722,268)
Total stockholders' equity	3,530,816	4,153,673

Total liabilities and stockholders' equity	$3,699,880	$5,038,619

See accompanying notes to unaudited consolidated financial statements.

SURGE GLOBAL ENERGY, INC.
(AN EXPLORATION STAGE COMPANY)
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(UNAUDITED)

	For the Three Months Ending September 30,		For the Nine Months Ending September 30,		For the period from January 1, 2005 (date of inception exploration stage) through September
	2010	2009	2010	2009	30, 2010
Operating expenses:
Selling, general and administrative expense	$179,388	$258,270	$538,894	$1,128,378	$25,445,734
Accretion, depreciation and amortization	985	(9,022)	4,627	4,557	475,071
Oil and gas impairment	4,379	245,038	567,404	564,948	8,040,765
Total operating expenses	184,752	494,286	1,110,925	1,697,883	33,961,570
Loss from operations	(184,752)	(494,286)	(1,110,925)	(1,697,883)	(33,961,570)
Equity in losses from affiliates	-	-	-	-	(2,099,663)
Impairment of marketable securities	-	-	-	-	(3,707,514)
Loss on redemption of preferred shares	-	-	-	-	(105,376)
Revaluation loss net of warrant liability	-	-	-	-	(431,261)
Gain (loss) on sale of marketable securities	(51,188)	(58,723)	204,675	(134,171)	1,068,326
Warrants issued in connection with Peace Oil acquisition	-	-	-	-	(368,000)
Interest income (expense), net	(273)	82,868	(2,234)	144,655	(4,229,896)
Gain on disposition of Peace
Oil and Peace Oil Corp.	-	-	-	-	1,525,105
Loss from continuing operations, before income taxes and non-controlling interest	(234,213)	(470,141)	(908,484)	(1,687,399)	(42,309,848)
Provision for income taxes	-	-	-	-	-
Loss before non-controlling interest	(234,213)	(470,141)	(908,484)	(1,687,399)	(42,309,848)
Gain applicable to non- controlling interest	-	-	-	-	3,679,096
Net loss	$(234,213)	$(470,141)	$(908,484)	$(1,687,399)	$(38,630,752)
Other comprehensive income:
Unrealized gain (loss) on available for sale securities	50,588	290,824	(10,596)	472,635	(10,596)
Foreign currency translation adjustment	16,517	19,147	8,218	21,932	7,117
Comprehensive loss	$(167,008)	$(160,170)	$(910,862)	$(1,192,832)	$(38,634,231)
Net loss per common share - basic and diluted	$(0.01)	$(0.01)	$(0.03)	$(0.05)
	32,773,650	31,437,387	32,423,022	31,437,387

See accompanying footnotes to unaudited financial statements.

SURGE GLOBAL ENERGY, INC.
(AN EXPLORATION STAGE COMPANY)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

			For the period from January 1, 2005
			(date of inception
	For the Nine Months Ended		of exploration
	September 30, September 30,		stage) through
	2010	2009	September 30, 2010
Cash flows from operating activities:
Net loss	$(908,484)	$(1,687,399)	$(38,630,752)
Non-controlling interest	-	-	(3,679,096)
Adjustments to reconcile net loss to net cash used in operating activities:
Accretion, depreciation and amortization	4,627	4,557	474,931
Write-off of property and equipment	-	-	4,984
Realized gain (loss) on sale of marketable securities	(204,675)	134,171	(1,068,326)
Loss from redemption of preferred shares	-	-	105,376
Gain (loss) on sale of Peace Oil property and Peace Oil Corp., net of liabilities	-	-	(1,525,105)
Share of affiliate loss	-	-	2,099,663
Impairment of oil and gas properties	567,404	564,948	9,961,780
Amortization/write-off of debt discount-beneficial conversion feature of convertible debenture	-	-	1,022,492
Impairment of marketable securities	-	-	1,786,498
Share-based compensation	69,505	125,190	6,829,335
Gain/loss on revaluation of warrant liabilities	-	-	431,261
Warrant expense	-	53,856	445,352
Interest on Gemini	-	-	230,000
Amortization of discount attributable to note receivable	-	(137,500)	(137,500)
Amortization of discount attributable to warrants	-	-	629,192
Beneficial conversion feature in connection with issuance of convertible notes payable	-	-	1,076,575
Debt discount	-	-	1,010,679
Founders stock	-	-	3,039,038
Changes in operating assets and liabilities:
Other receivable	-	-	(132,384)
Prepaid expense and other assets	24,181	149,664	(60,442)
Other assets	-	-	80,958
Accounts payable and accrued liabilities	(84,845)	(24,104)	720,671
Income taxes payable	-	-	-
Net cash used in operating activities	(532,286)	(816,617)	(11,011,179)

See accompanying notes to unaudited consolidated financial statements.

SURGE GLOBAL ENERGY, INC.
(AN EXPLORATION STAGE COMPANY)
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
(UNAUDITED)

			For the period from
			January 1, 2005
			(date of inception
	For the Nine Months Ended		of exploration
	September 30,	September 30,	stage) through
	2010	2009	September 30, 2010

Cash flows from investing activities:
Proceeds from sale of marketable securities	359,189	140,231	1,154,618

Production payment advanced	-	-	(300,000)
Purchase of oil and gas properties	(14,163)	(87,154)	(13,478,182)
Change in restricted cash	-	-	-
Deposits			(9,913)
Consideration paid on sale of subsidiary	-	-	(1,533,395)

Purchases of property and equipment	-	-	(115,055)
Proceeds from notes receivable	-	275,000	137,500
Proceeds from sale of oil leases	-	-	6,914,820
Payments for asset retirement obligation	-	-	61,773
Proceeds from disposition of Peace Oil property	-	-	14,071,294
Purchase of marketable securities	-	-	(5,475,227)
Gemini note repayment	-	-	(1,380,000)
2006 Andora cash balance unconsolidated	-	-	(5,626,405)
Net cash (used in) provided by investing activities	345,026	328,077	(5,640,445)
Cash flows from financing activities:
Proceeds from the sale of common stock, net of costs and fees	218,500	-	4,593,487
Repurchase of common stock	-	-	(33,933)
Proceeds from exercise of options	-	-	97,717
Principal payments on note payable	(65,357)	(115,826)	(225,000)
Net proceeds from Joint Venture Partner cash call obligations	-	-	125,000
Proceeds from convertible debentures	-	-	1,710,000
Proceeds from equity to debt conversion	-	-	250,000
Proceeds from note payable, gross	-	-	10,421,933
Proceeds from Andora stock, net of costs and fees	-	-	1,769,602
Deferred financing costs	-	-	(1,208,375)
Net cash (used in) provided by financing activities	153,143	(115,826)	17,500,431

Effect of exchange rates on cash and cash equivalents	3,026	(15,346)	(784,375)

Net decrease in cash and cash equivalents	(31,091)	(619,712)	(134,270)

Cash and cash equivalents at the beginning of the period	56,756	656,843	159,935

Cash and cash equivalents at the end of the period	$25,665	$37,131	$25,665

See accompanying notes to unaudited consolidated financial statements.

SURGE GLOBAL ENERGY, INC.
(AN EXPLORATION STAGE COMPANY)
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
(UNAUDITED)

	For the Nine Months Ended September 30		For the period from January 1, 2005 (inception of exploration stage) through Sept. 30,
	2010	2009	2010

Supplemental Disclosures of Cash Flow Information:
Cash paid during the period for interest	$171	$4,954	$506,669
Cash paid during the period for taxes
Supplemental Disclosures of Non-Cash Transactions:
Common stock issued in exchange for convertible notes payable	-	-	1,710,000
Cancellation of common shares	-	-	1,000
Unrealized (gain) loss on available for sale securities	(330,230)	(472,635)	650,050
Note payable issued for investment	-	225,000	225,000
Exchange of North Peace shares for common shares	-	-	35,000
Asset retirement obligation	-	10,500	10,500
Amortization of debt discount - beneficial conversion feature of convertible debenture	-	-	2,099,067
Andora shares issued on settlement of litigation	89,687	-	89,687

See accompanying notes to unaudited consolidated financial statements.

SURGE GLOBAL ENERGY, INC.
(AN EXPLORATION STAGE COMPANY)
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES

A summary of the significant accounting policies applied in the preparation of the accompanying consolidated financial statements follows.

Business and Basis of Presentation

The consolidated financial statements include the accounts of Surge Global Energy, Inc., its wholly owned subsidiaries, Surge Energy Resources, Inc., Cold Flow Energy ULC, and 1294697 Alberta Ltd., which entity does not have any ongoing business operations at this time.

In January 2005, the Company began implementing plans to establish an oil and gas development business. As a result, the Company is an exploration stage enterprise, as defined by ASC 915 and is now seeking to explore the acquisition and development of oil and gas properties in the United States and Canada.  From its inception of exploration stage through the date of these financial statements, the Company has not generated any revenues from oil and gas operations and has incurred significant operating expenses. Consequently, its operations are subject to all risks inherent in the establishment of a new business enterprise.

For the period from January 1, 2005 (inception of exploration stage) through September 30, 2010, the Company has accumulated exploration stage losses of $38,630,952. The Company will cease to be an exploration stage oil and gas corporation once it commences oil and gas drilling, exploration, and production or it expands other non-oil and gas operations.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity date of three months or less to be cash equivalents.  The Company has $24,939 invested in cash in a short-term money market account maintained by U.S. banks (all of which is covered by FDIC insurance, and $726 in a national Canadian bank at September 30, 2010.

Comprehensive Income

Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. The Company’s other comprehensive income includes unrecognized gains (losses) on available for sale securities and foreign currency translation adjustments.

Earnings (Loss) Per Share

Basic earnings (loss) per share have been calculated based upon the weighted average number of common shares outstanding. During the periods ended September 30, 2010 and 2009, convertible debt and securities, stock options, and warrants were excluded as common stock equivalents in the diluted earnings per share because they are anti-dilutive.

Foreign Currency Translation

The Company’s Canadian subsidiaries are carried in their Canadian dollar functional currency and are presented in U.S. dollars upon consolidation. Any gain or loss on conversion into U.S. dollars is reflected in other comprehensive income.  All amounts stated in these financial statements are in US$ unless otherwise noted. Assets and liabilities in foreign currency are translated at the rates of exchange at the balance sheet date, and related revenue and expenses are translated at average monthly exchange rates in effect during the period. Resulting translation adjustments are recorded as a separate component in stockholders' equity. Foreign currency transaction gains and losses are included in the statements of operations.

Going Concern

As shown in the accompanying consolidated financial statements, the Company incurred losses from operations before taxes of $1,110,925 and $1,697,883 for the nine months ended September 30, 2010 and 2009, respectively. The Company’s cash position at September 30, 2010 was $25,665 compared with $56,756 at December 31, 2009, a decrease of $31,091. The Company's current assets, on a consolidated basis, exceeded its current liabilities by $245,560 as of September 30, 2010 compared with current liabilities in excess of current assets at December 31, 2009 of $71,672.  For the quarter ended September 30, 2010, the Company had operating expenses of $179,388, which included an oil and gas impairment of $4,379 compared with operating expenses of $1,128,378 in 2009, which included an oil and gas impairment of $564,948 in the comparable period in 2009. By reducing operating expenses in future periods and generating cash from the sale of marketable securities, long term investments, settlement of legal actions, and proceeds from stock offerings, management believes it has sufficient capital resources to meet projected cash flow needs through the next twelve months.

SURGE GLOBAL ENERGY, INC.
(AN EXPLORATION STAGE COMPANY)
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES (Continued)

Fair Value of Financial Instruments

The carrying value of cash and cash equivalents, accounts receivable, accounts payable and short-term borrowings, as reflected in the balance sheets, approximate fair value because of the short-term maturity of these instruments.

Income Taxes

Income taxes are provided based on the liability method for financial reporting purposes. Under this method deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be removed or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statements of operations in the period that includes the enactment date.

Oil and Gas Properties

The Company follows the full cost accounting method to account for oil and natural gas properties, whereby costs incurred in the acquisition, exploration and development of oil and gas reserves are capitalized. Such costs include lease acquisition, geological and geophysical activities, rentals on non-producing leases, drilling, completing and equipping of oil and gas wells and administrative costs directly attributable to those activities and asset retirement costs. Disposition of oil and gas properties are accounted for as a reduction of capitalized costs, with no gain or loss recognized unless such adjustment would significantly alter the relationship between capital costs and proved reserves of oil and gas, in which case the gain or loss is recognized to income.

The capitalized costs of oil and gas properties, excluding unevaluated and unproved properties, are amortized using the units-of-production method based on estimated proved recoverable oil and gas reserves. Amortization of unevaluated and unproved property costs begins when the properties become proved or their values become impaired.  Impairment of unevaluated and unproved prospects is assessed periodically based on a variety of factors, including management’s intention with regard to future exploration and development of individually significant properties and the ability of the Company to obtain funds to finance such exploration and development.

Under full cost accounting rules for each cost center, capitalized costs of evaluated oil and gas properties, including asset retirement costs, less accumulated amortization and related deferred income taxes, may not exceed an amount (the “cost ceiling”) equal to the sum of (a) the present value of future net cash flows from estimated production of proved oil and gas reserves, based on current economic and operating conditions, discounted at 10%, plus (b) the cost of properties not being amortized, plus (c) the lower of cost or estimated fair value of any unproved properties included in the costs being amortized, less (d) any income tax effects related to differences between the book and tax basis of the properties involved. If capitalized costs exceed this limit, the excess is charged to earnings.

Given the volatility of oil and gas prices, it is reasonably possible that the estimate of discounted future net cash flows from proved oil and gas reserves could change in the near term. If oil and gas prices decline in the future, even if only for a short period of time, it is possible that additional impairments of oil and gas properties could occur. In addition, it is reasonably possible that additional impairments could occur if costs are incurred in excess of any increases in the present value of future net cash flows from proved oil and gas reserves, or if properties are sold for proceeds less than the discounted present value of the related proved oil and gas reserves.

Management Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, as well as certain financial statement disclosures.  While management believes that the estimates and assumptions used in the preparation of the financial statements are appropriate, actual results could differ from these estimates.

Marketable securities

All investment securities are classified as either as available-for-sale or trading, and are carried at fair value or quoted market prices. Unrealized gains and losses on available-for-sale securities losses are reported as a separate component of stockholders’ equity. Amortization, accretion, interest and dividends, realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are recorded in other income. This evaluation depends on the specific facts and circumstances. Factors that we consider in determining whether an other-than-temporary decline in value has occurred include: the market value of the security in relation to its cost basis; the financial condition of the investee; and the intent and ability to retain the investment for a sufficient period of time to allow for possible recovery in the market value of the investment.

SURGE GLOBAL ENERGY, INC.
(AN EXPLORATION STAGE COMPANY)
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES (Continued)

Property and Equipment

Property and equipment are stated at cost. When retired or otherwise disposed, the related carrying value and accumulated depreciation are removed from the respective accounts and the net difference less any amount realized from disposition, is reflected in earnings. For financial statement purposes, property and equipment are depreciated using the straight-line method over the estimated useful lives of the assets. Depreciation expenses from continuing operations were $4,628 and $4,557 for the nine months ended September 30, 2010 and 2009, respectively.  Maintenance, repairs, and minor renewals are charged against earnings when incurred. Additions and major renewals are capitalized.

Fair Value

Effective January 1, 2008, the Company adopted ASC 820 for financial assets and liabilities. ASC 820 establishes a framework for measuring fair value and expands disclosures about fair value measurements by establishing a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy under ASC 820 are described as follows:

Level 1 Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 Inputs reflect quoted prices for identical assets or liabilities in markets that are not active; quoted prices for similar assets or liabilities in active markets; inputs other than quoted prices that are observable for the asset or the liability; or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 Unobservable inputs reflecting the Company’s own assumptions incorporated in valuation techniques used to determine fair value. These assumptions are required to be consistent with market participant assumptions that are reasonably available.

The Company believes that the fair value of its financial instruments comprising cash, certificates of deposit, accounts receivable, notes receivable, accounts payable, and notes payable approximate their carrying amounts.  The fair values of the Company’s Level 1 financial assets are available for sale securities that primarily include shares of common stock in various companies, are based on quoted market prices of the identical underlying security.

As of September 30, 2010 and December 31, 2009, the Company did not have any Level 2 or 3 financial assets or liabilities. The Level 1 available for sale securities have a carrying amount of $37,277 at September 30, 2010 and $380,655 at December 31, 2009 and a Level 1 fair value of $37,277 and $380,655, respectively, based on quoted prices in active markets at September 30, 2010 and December 31, 2009.

 Recently Issued Accounting Pronouncements

In June 2009, the FASB issued amendments to ASC No. 810 (former FASB Interpretation No. 46(R), “Consolidation of Variable Interest Entities”) to address the effects of the elimination of the qualifying special purpose entity concept. More specifically, it requires a qualitative rather than a quantitative approach to determine the primary beneficiary of a variable interest entity, it amends certain guidance pertaining to the determination of the primary beneficiary when related parties are involved, and it amends certain guidance for determining whether an entity is a variable interest entity. Additionally, these amendments require continuous assessment of whether an enterprise is the primary beneficiary of a variable interest entity. Amendments are effective on January 1, 2010, and the adoption did not have a material impact on the financial statements.

The Company does not expect the adoption of any other recently issued accounting pronouncements to have a significant impact on its results of operations, financial position or cash flow.

Reclassifications

Certain reclassifications have been made in the prior period financial statements to conform to the current period presentation. These reclassifications did not have any effect on comprehensive net income (loss) or shareholders' equity.

SURGE GLOBAL ENERGY, INC.
(AN EXPLORATION STAGE COMPANY)
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES (Continued)

Stock-Based Compensation

The Company uses the Black-Scholes option-pricing model as its method of valuation for share-based awards granted. The Company’s determination of fair value of share-based payment awards on the date of grant using an option-pricing model is affected by the Company’s stock price as well as assumptions regarding a number of highly complex and subjective variables.
These variables include, but are not limited to the Company’s expected stock price volatility over the term of the awards, and certain other market variables such as the risk free interest rate. The Company measures and recognizes compensation expense for all share-based payment awards made to employees, consultants and directors including employee stock options based on estimated fair values.

Stock-based compensation expense recognized during the period is based on the value of the portion of share-based payment awards that is ultimately expected to vest during the period. Stock-based compensation expense recognized in the Company’s Consolidated statement of operations for the quarters ended September 30, 2010 and 2009 included compensation expense for share-based payment awards granted  prior to, but not yet vested as of December 31, 2010.

Stock-based compensation expense recognized for the nine months ended September 30, 2010 and 2009 was $69,505 and $179,046 respectively.

NOTE 2 - PRODUCTION PAYMENTS RECEIVABLE

In December 2009, the Company paid $300,000 to a service company under the terms of an equipment lease agreement with a third party operator for redevelopment of four wells located in Pawnee County, Oklahoma. This $300,000 payment has been accounted for as a production payment receivable and is due from the operator.  The production payments and any net profits interest which would be earned from this investment are classified as a receivable until the amount due is paid.  Under the terms of the agreement, the Company is entitled to monthly repayment amounts of 75% of net income per well up to a maximum of $10,000 per well.  The repayments continue until such time as the Company has been repaid $354,000.  The first payment is due and payable with 10 days of receipt by the operator of oil and gas revenues and on the same date of each succeeding month thereafter.  As of September 30, 2010, no sales had occurred.  If the third party operator fails to pay the amount due and payable or perform any provisions under the equipment lease agreement, the Company can either rescind the agreement or be assigned a 75% working interest in the wells.  In addition, the Company may exercise additional remedies, including taking possession of any equipment. Management has performed an assessment of the recoverability of the production payment and currently believes the full amount is collectible. In making its assessment, management considered the litigation, to which the Company is not a party, as described further in Note 11.

On June 8, 2010, the Company entered into a compromise and settlement agreement with Mandalay. The agreement provides that Mandalay will pay to Surge $354,000 plus Surge’s reasonable attorney’s fees and assign to Surge all of Mandalay’s contract, tort and other claims against CAVU Resources, Inc. and Elton and Everett Carruth and/or W Energy, Plaintiffs in the lawsuit against Mandalay and others. Surge is not a party to this lawsuit. In November 2011, the Company entered into a settlement agreement with CAVU to settle our claim against them for $130,000. See "Note 13".

NOTE 3 – INVESTMENTS IN MARKETABLE SECURITIES

North Peace Energy Corp.

On June 28, 2007, Peace Oil sold certain assets to North Peace Energy Corp., a Canadian oil sands company listed on the TSX Venture Exchange (“North Peace”), including the Red Earth Leases.  The aggregate consideration was $CDN15, 000,000 in cash and 2,270,430 restricted common shares of North Peace initially valued at $2.20 per share. After the North Peace transaction, the Company held a 4.87% fully diluted interest in North Peace prior to the new transactions described below. The Company has utilized the proceeds from the sale to fund its operations.

In June and July 2008, the Company exchanged a total of 606,402 North Peace Energy shares for all of the outstanding Cold Flow Exchangeable shares and 3,689,617 common shares of the Company, leaving a balance of North Peace shares owned from the North Peace transaction at 1,739,129 shares, or 3.1% of North Peace as of December 31, 2008.  As of December 31, 2008, the ten day weighted average closing price of the common stock of North Peace Energy Corp. (NPE) listed on the TSX Venture Exchange was $0.25.

As of September 30, 2010, the Company owned 183,000 shares of North Peace Energy Corp. valued at $37,277 or $0.203 per share. At December 31, 2009, the Company owned 1,402,501 shares valued at $366,905 or $0.262 per share. The Company recognized a temporary impairment of $10,596 in the nine months ended September 30, 2010.

SURGE GLOBAL ENERGY, INC.
(AN EXPLORATION STAGE COMPANY)
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010

NOTE 3 – INVESTMENTS IN MARKETABLE SECURITIES (Continued)

During the three months ended September 30, 2010, the Company sold 397,000 shares of North Peace Energy Corp. for $67,222, resulting in a loss of $43,985. For the nine months ended September 30, 2009, the company had a loss on the sale of North Peace Energy shares of $87,534.

11 Good Energy Inc. Shares

During the nine months ended September 30, 2010, the Company sold 50,000 shares of 11 Good Energy stock for $122,500 and recognized a gain on sale of $108,750.

During the nine months ended September 30, 2010, the company had a total gain on the sale of securities of $204,675 reflecting the above two transactions and including the sale of Andora assets (which generated a gain of $183,459.)

NOTE 4- OIL & GAS PROPERTIES

All of the Company’s oil and gas properties are located in the United States.  Costs excluded from amortization as of September 30, 2010 are as follows:

Year Incurred	Acquisition Costs	Exploration Costs	Development Costs		Total
2009	$553,241	$0		$-	$553,241
2010	$5,000	$0		$6,707	$11,707
Total	$558,241	$0		$6,707	$564,948
Impairment-2010	$(558,241)	$0	$	(6,707)	$(564,948)
Balance	0	0		0	0

The Company presently has no producing oil and gas properties.

NOTE 5 - INVESTMENT IN ANDORA ENERGY CORPORATION

On September 19, 2007, Signet completed the proposed business combination of Signet and Andora Energy Corporation ("Andora"). As part of the combination, each of the issued and outstanding shares of Signet common stock was exchanged for 0.296895028 shares of Andora common stock.  The Company exchanged its 11,550,000 shares of Signet common stock for 3,429,139 shares of common stock of Andora of which 2,349,321 shares of Andora shares received by the Company were placed in an escrow account pursuant to an agreement with Valiant Trust Company, Andora and Signet in connection with the Dynamo litigation claim.

In July 2009, the Dynamo claim was dismissed, and in February 2010, the Company transferred a total of 375,000 shares of Andora in full settlement of $565,680 in outstanding legal fees and recognized a gain on the sale of $183,459.

The net investment in Andora at September 30, 2010 and December 31, 2009 was $3,293,727 and $3,675,948, respectively. The change in value of $382,221was due to additional shares received from a legal settlement and shares distributed in conjunction with the settlement of lawsuits and the issuance of shares discussed above.

The Company’s valuation of Andora is based on reserve reports furnished to the Company by Andora which the Company has relied upon in assessing the value of its investment in Andora.  Virtually all of these reserves will require alternative methods of production to enable them to be realized as income. Such methods require substantial investment in plant and equipment to be effective. Should Andora obtain equity financing in the future to finance drilling operations, the Company may sustain additional dilution to its equity interest in Andora.

NOTE 6 – NOTES PAYABLE

Effective March 31, 2009, the Company agreed to a total settlement and release of all claims agreement with its former CEO.  The terms of the settlement are that the Company issued a promissory note for $225,000, payable in 14 equal monthly installments and one final payment of $6,102. The note bears interest at 5% per annum. In pursuant to the settlement agreement, the Company received 252,361 Andora shares valued at $225,000 plus the elimination of all further legal expenses or liability.

At September 30, 2010, the balance payable on the Note was zero.  The principal balance of the Note was paid in full in April 2010.

SURGE GLOBAL ENERGY, INC.
(AN EXPLORATION STAGE COMPANY)
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010

NOTE 7 - CAPITAL STOCK

Preferred Stock- None issued or outstanding.

Common Stock

On February 22, 2007, the Company approved an increase to the Company's authorized shares of capital stock to an aggregate of 210,000,000 shares, consisting of 200,000,000 shares of common stock with a par value of $0.001 per share and 10,000,000 shares of preferred stock, pursuant to an amendment to our Certificate of Incorporation.

The Company is not currently subject to any contractual arrangements, which restrict its ability to pay cash dividends. The Company's Certificate of Incorporation prohibits the payment of cash dividends on the Company's Common Stock in excess of $0.05 per share per year so long as any one preferred stock remains outstanding unless all accrued and unpaid dividends on one preferred stock has been set apart and there are no arrearages with respect to the redemption of any preferred stock.

In January, February April, 2010, and August, 2010 the Company sold common stock Units in a private placement. Each full Unit’s cost was $55,000 and consisted of 500,000 shares of common stock and 500,000 warrants. The warrants are exercisable over a period of two years from their issue date at a price of $0.25 per share. The Company sold a total of 3.8 units totaling 1,900,000 shares and issued 1,900,000 warrants for net proceeds of $203,500 (net of offering costs of $5,500). The Company also sold 300,000 shares without warrants to three persons, including two directors at $0.05 per share for net proceeds of $15,000. The relative fair value of the shares issued was $0.087 per share and the warrants were valued at $0.019 per share. The warrants were valued using the Black-Scholes option-pricing model.  Variables used in the Black-Scholes pricing model for the 2,200,000 warrants include: (1) discount rate of 1.90%, (2) expected term of 2 years, (3) expected volatility of 108% and (4) zero expected dividends.

NOTE 8 - WARRANTS AND STOCK OPTIONS

Class A Warrants.   Transactions involving the Company's warrant issuance or expiration are summarized as follows:

	Number of Shares	Weighted Average Price Per Share
Outstanding at December 31, 2008	7,925,000	$1.00
Granted	775,000	0.09
Exercised	-	-
Canceled or expired	(1,000,000)	0.75
Outstanding at December 31, 2009	7,700,000	$0.94
Granted	1,900,000	0.25
Exercised	-	-
Canceled or expired	(2,800,000)	0.98
Outstanding at September 30, 2010	6,800,000	$0.74

 The following table summarizes the balances of warrants outstanding at September 30, 2010.

Warrants Outstanding				Warrants Exercisable
Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.08	500,000	2.12	$0.08	500,000	$0.08
0.25	1,900,000	1.50	0.25	1,900,000	0.25
0.60	3,000,000	1.66	0.60	3,000,000	0.60
1.45	200,000	0.45	1.45	200,000	1.45
2.00	1,200,000	0.45	2.00	1,200,000	2.00
	6,800,000	1.40	$0.85	6,800,000	$0.75

SURGE GLOBAL ENERGY, INC.
(AN EXPLORATION STAGE COMPANY)
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010

NOTE 8 - WARRANTS AND STOCK OPTIONS (continued)

During the nine months ended September 30, 2010 a total of 1,900,000 warrants were issued in conjunction with common stock Units. Those warrants have an exercise price of $0.25 per share. A total of 2,800,000 warrants previously issued expired unexercised during the nine months ended September 30, 2010. The warrants issued had $0 intrinsic value at September 30, 2010. None of the options are issued under an employee benefit plan.

Stock Options

The following table summarizes the balances of options issued to officers and directors outstanding at September 30, 2010.

Options Outstanding				Options Exercisable
Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Actual Number Exercisable	Weighted Average Exercise Price
$0.055	1,200,000	3.40	0.06	975,000	0.06
0.070	2,400,000	4.10	0.07	1,000,000	0.07
0.080	2,200,000	2.41	0.08	2,200,000	0.08
0.100	400,000	4,54	0.10	83,333	0.10
0.115	250,000	3.29	0.12	250,000	0.12
	6,450,000	3.81	$0.07	4,508,333	$0.07

Transactions involving the Company's options issuance are summarized as follows:	Number of Shares	Weighted Average Price Per Share
Outstanding at December 31, 2008	6,450,000	$0.08
Granted	5,100,000	0.06
Exercised	-	-
Canceled or expired	-	-
Outstanding at December 31, 2009	11,550,000	$0.08
Granted	400,000	0.10
Exercised	-	-
Canceled or expired	(5,500,000)	-
Outstanding at September 30, 2010	6,450,000	$0.07

During the quarter ended September 30, 2010, a total of 1,958,333 stock options of three former directors, Barry Nussbaum, Jeffrey Bernstein and Ken Polin were canceled pursuant to consulting agreements entered into in February 2010. During the quarter ended June 30, 2010, a total of 391,667 options due to the three former directors were also canceled.

Non cash compensation expense of $19,786 and $62,495 was charged to operations for expenses arising from the issuance of options for the quarter ended September 30, 2010 and 2009, respectively.

For the nine months ended September 30, 2010 and 2009 respectively, $69,505 and $179,046 of non cash compensation were charged to operations.

No options were granted during the quarter ended September 30, 2010.

NOTE 9 – GAIN (LOSS) ON SALE OF INVESTMENTS

During the quarter ended September 30, 2010, the Company sold a total of 397,000 North Peace Energy (NPE) shares for $59,869, resulting in a loss of $43,985.

During the nine months ended September 30, 2010 the Company had a gain on sale of investments of $204,675.

SURGE GLOBAL ENERGY, INC.
(AN EXPLORATION STAGE COMPANY)
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010

NOTE 10 – RELATED PARTY TRANSACTIONS

On May 1, 2008, the Company entered into an Employment Agreement with Mr. E. Jamie Schloss as CEO which provided for initial salary for the period from June 17, 2008 through December 31, 2008 at the rate of $9,500 per month. Thereafter, an increase to $10,500 per month until June 30, 2009, then $11,500 per month until April 30, 2010. Mr. Schloss received payment for services rendered prior to the execution of the agreement for the periods from May 1, 2008 through June 16, 2008 and February 11, 2008 through April 30, 2008 at the rate of $9,500 per month.  On April 22, 2010 the Company extended Mr. Schloss’ employment agreement to extend until December 31, 2010 at a monthly salary of $10,500 per month which amended the terms of the original agreement. The amended agreement is cancellable by either the Company or Mr. Schloss on 90 days written notice.

On February 19, 2010, the following directors of the Company resigned from the Board: Jeffrey Bernstein, Barry Nussbaum and Kenneth Polin (the “Former Directors”).  At the same time, the Company entered into consulting agreements with these three Former Directors for a period of six months or until August 18, 2010.  The consulting agreement provides for the cancellation of previously issued stock options which were granted to compensate the three Former Directors for their services to the Company.

The agreed-upon compensation for the Former Directors is, in the aggregate, an initial payment of $100,000 due on February 19, 2010 and six equal installments of $16,667 per month commencing April 19, 2010, all of which were paid in full.  The payments were divided among the Former Directors on a pro rata basis based on the number of options being canceled previously held by each Former Director. After all payments were made, a total of 2,350,000 options previously issued were cancelled.

During the three months ending September 30, 2010, three current directors purchased 150,000 common shares, without any warrants, for $0.05per share, for total proceeds of $15,000.

NOTE 11 – LITIGATION MATTERS

The Company’s business and operations may subject the Company to claims, litigation and other proceedings brought by private parties and governmental authorities. The Company is currently involved in contract and indemnity disputes in several litigation matters:  Litigation can involve complex factual and legal questions and its outcome is uncertain. Although it is not possible at this early stage to predict the likely outcome of this action, an adverse result could have a material adverse effect on us. Any claim that is successfully asserted against us could result in significant damage claims and other losses. Even if the Company were to prevail, any litigation could be costly and time-consuming and would divert the attention of our management and key personnel from our business operations, which adversely affect our financial condition, results of operations or cash flows.

On October 1, 2009, a lawsuit was filed in Midland County, Texas by Three Span Oil & Gas, Inc. against the Company’s wholly owned subsidiary, Surge Energy Resources, Inc. for unpaid drilling and other expenses of approximately $60,125 incurred in conjunction with drilling the Crane County, Texas well.  A default judgment for $60,125 was entered into in December 2009 and $57,277 has been accrued in the consolidated financial statements.

A legal action was entered into by the landowner of the Foust property in Pawnee County, Oklahoma against the operator of the property, Mandalay Energy Resources (Mandalay) and other working interest owners. The Company was not named in the lawsuit but, as a result of the claims alleged, operations on the Company’s leasehold interests in this property were suspended until all legal issues can be resolved.

The operator of the Foust lease, Mandalay, has filed a counterclaim on behalf of all working interest owners against the landowner denying all claims. The Company has invested $300,000 in the Foust property and believes that Mandalay will ultimately be successful in resuming operations.     On June 8, 2010, the Company entered into a compromise and settlement agreement with Mandalay. The agreement provides that Mandalay will pay to Surge $354,000 plus Surge’s reasonable attorney’s fees and assign to Surge all of Mandalay’s contract, tort and other claims against CAVU Resources, Inc. and Elton and Everett Carruth and/or W Energy, Plaintiffs in the lawsuit against Mandalay and others. Surge is not a party to this lawsuit. In November 2010, the Company entered into a settlement agreement with CAVU to settle our claim against them for $130,000. See "Note 13".

 Operating Leases

In March 2008, the Company relocated to its executive offices to 990 Highland Drive Suite 110-V Solana Beach, California for a term of six months and monthly rent of $825.  On May 6, 2008, the Company cancelled its prior six-month lease at 990 Highland Drive Suite 110-V and entered into a new lease. The new lease is for Suite 206 at the same address and is a three-year lease commencing May 6, 2008, the annual rentals are $25,740 for the period from May 6, 2008 to May 5, 2009, $26,676 for the period from May 6, 2009 to May 5, 2010, and $27,612 for the period from May 6, 2010 to May 5, 2011.

SURGE GLOBAL ENERGY, INC.
(AN EXPLORATION STAGE COMPANY)
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010

NOTE 12 – COMMITMENTS AND CONTINGENCIES

Employment Agreements

The company had an employment agreement with its Chief Executive Officer, E. Jamie Schloss, until April 30, 2010. On April 22, 2010 this agreement was extended until December 31, 2010 at a salary of $10,500 per month. The extended agreement is cancellable by either the Company or its CEO on 90 days prior written notice.

Consulting Agreements

The Company has a consulting agreement with an outside contractor for legal services which provides for the payment of approximately $3,000 per month for salary and related payroll taxes for a legal assistant until April 30, 2011.

NOTE 13 – SUBSEQUENT EVENTS

On October 1, 2010 the Company entered into a purchase agreement to acquire all of the assets of SEC-Compliance, Inc. for a total of $350,000, of which $100,000 is in cash payable $40,000 initially and $10,000 per month monthly thereafter, plus 5,000,000 shares of Surge Global Energy common stock. Concurrent with this purchase, the company entered into an employment agreement with David McGuire for two years at a salary of $10,000 per month and reimbursement of expenses. Subsequently, Mr. McGuire assigned 100% of his stock interest in SEC-Compliance to the Company for nominal consideration. All assets previously purchased by the Company from SEC-Compliance have been assigned to this corporation. Mr. McGuire is President of SEC-Compliance, a company engaged in the business of Edgarizing SEC filings and providing XBRL services to our clients. It also intends to offer commercial printing services of annual reports, proxy statements, sales and marketing literature, research reports and other custom printed matters.

On October 27, 2010, the Company made a decision to dismiss our independent registered auditor, GBH CPAs (“GBH”) and the Company notified GBH of its dismissal on October 28, 2010. We engaged Peter Messineo, CPA of Palm Harbor, Florida, as our new independent registered auditor on October 28, 2010.

In November 2010, the Company entered into a settlement agreement with CAVU to settle our claim against them for $130,000. The settlement amount is due on November 24, 2010 and if not paid by then will bear interest at 3% per month on any unpaid balance.

ITEM 2.   MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This Quarterly Report on Form 10-Q contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Reference is made in particular to the description of our plans and objectives for future operations, assumptions underlying such plans and objectives, and other forward-looking statements included in this prospectus. Such statements may be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “believe,” “estimate,” “anticipate,” “intend,” “continue,” or similar terms, variations of such terms or the negative of such terms Such statements are based on management’s current expectations and are subject to a number of factors and uncertainties which could cause actual results to differ materially from those described in the forward-looking statements. Such statements address future events and conditions, including, but not limited to, a discussion of such matters as the amount and nature of future capital, development and exploration expenditures, the timing of exploration activities; business strategies and development of our business plan and drilling programs, and potential estimates as to the volume and nature of petroleum deposits that are expected to be found present when lands are developed in a project. Actual results in each case could differ materially from those anticipated in such statements by reason of factors such as future economic conditions, changes in consumer demand, volatility and level of oil and natural gas prices, currency exchange rate fluctuations, uncertainties in cash flow, expected acquisition benefits, exploration drilling and operating risks, competition, litigation, environmental matters, legislative, regulatory and competitive developments in markets in which we and our subsidiaries operate, and other circumstances affecting anticipated revenues and costs, as more fully disclosed in our discussion of risk factors in this prospectus.

We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Additional factors that could cause such results to differ materially from those described in the forward-looking statements are set forth in connection with the forward-looking statements.

This discussion should not be construed to imply that the results discussed herein will necessarily continue into the future, or that any conclusion reached herein will necessarily be indicative of actual operating results in the future. Such discussion represents only the best present assumption from our management.

Company Overview

The following discussion of our financial condition, changes in financial condition and results of operations for the nine month period ending September 30, 2010 and the comparable period ending September 30, 2009, should be read in conjunction with the accompanying financial statements and related notes thereto, as well as the Company’s consolidated financial statements and related notes thereto and management’s discussion and analysis of financial condition and results of operations in the Company’s Form 10-K for the year ended December 31, 2009 filed with the Securities and Exchange Commission on April 15, 2010.

In January 2005, as a result of the Company disposing of its tobacco wholesale business in December 2004, and restructuring its management and ownership, the Company began implementing plans to establish an oil and gas development business. The Company has not yet generated any revenues from oil and gas operations and has incurred significant operating expenses. Our consolidated financial statements are stated in United States Dollars and are prepared in accordance with United States Generally Accepted Accounting Principles (GAAP).

We are a Delaware corporation traded on the OTC Electronic Bulletin Board® under the symbol SRGG.OB. Our principal executive offices are located at 990 Highland Drive, Suite 206, Solana Beach, CA 92075. Our telephone number is (858) 720-9900. Our fax number is (858) 720-9902. We maintain a website at www.SurgeGlobalEnergy.com.

Corporate History

We were incorporated as The Havana Group, Inc. on November 25, 1997 under the laws of the state of Delaware. Our initial business was the sale of pipes and tobacco products, and we completed our initial public offering in May 1998.

In July 2002, we acquired 100% of the common stock of Bible Resources, Inc. (“Bible”) in exchange for 10,900,000 shares of our restricted common stock. Bible, at the time, was a newly formed Nevada corporation organized for the purpose of exploring, developing and/or investing in oil and gas resources on a worldwide basis. As of December 31, 2003, our pipe and tobacco inventory was liquidated and the tangible and intangible assets related to that business were sold off. In December 2004, we completed the restructuring of our balance sheet and the cancellation of our outstanding shares of Series A Convertible Preferred Stock and Series B Convertible Preferred Stock and indebtedness related to the discontinued tobacco and pipe business.

In February 2005, we formed a wholly owned Canadian subsidiary Surge Global Energy (Canada) Ltd.  On November 15, 2005, we changed its name to Signet Energy, Inc.  On November 14, 2005, Signet issued CDN$8,550,000 of 7% convertible debentures. As a result of the initial financing and related transactions, our ownership interest in Signet was initially reduced to approximately 47.3%. Subsequent financings reduced our ownership percentage to approximately 44.3% of Signet on an undiluted basis and approximately 27.3% on a fully diluted basis if all convertible notes issued in connection with prior financings converted into shares of Signet and all employee stock options are exercised. Based upon this reduction in ownership, we determined that we no longer had the legal power to control the operating policies and procedures of Signet and deconsolidated Signet from our consolidated financial statements during the fiscal quarter ending September 30, 2006 and treated Signet operations as an equity investment effective September 30, 2006.

On September 19, 2007, Signet completed the proposed business combination of Signet and Andora Energy Corporation ("Andora") (the “Combination”). As part of the Combination, each of the issued and outstanding shares of common stock of Signet was exchanged for 0.296895028 shares of common stock of Andora.  The Company held 11,550,000 shares of common stock of Signet which were exchanged for approximately 3,429,138 shares of common stock of Andora representing approximately 5.78% of the fully diluted shares of Andora.   At that time, 2,127,616 shares of common stock of Andora received by Surge were placed in an escrow account pursuant to an agreement with Valiant Trust Company, Andora and Signet.

On February 2, 2010, the Company sold 375,000 of its Andora shares in full settlement of any outstanding legal fees owed to Andora and 2,009,961 shares remaining in escrow shares were released to the Company.

Oil and Gas Business Operations and Investments

Sawn Lake Project, Alberta, Canada

On September 19, 2007, the proposed business combination of Signet and Andora took place and the Company received a total of 3,429,138 common shares of Andora to hold a 5.87% fully diluted interest in Andora. Andora is an oil and gas company owned 55.4% by Pan Orient Energy Corp., a Canadian energy company listed on the TSX Venture Exchange. At that time, a total of 2,127,616 shares of common stock of Andora received by Surge were placed in an escrow account pursuant to an agreement with Valiant Trust Company, Andora and Signet and are being held in conjunction with the Dynamo litigation. See Legal Proceedings.

According to Andora’s publicly available information, Andora’s assets include various fractional interests in 84 sections of oil sands permits and a gross overriding royalty on various interests held by Deep Well Oil and Gas Inc. (“Deep Well”), all located in the Sawn Lake heavy oil project area of Alberta, Canada, as well as an effective 2.4 net gross overriding royalty (3% of an 80% working interest) on interests in the thickest net oil pay sections of the pool, which is payable by Deep Well.

In March 2009, the Company’s investment in Andora was increased by 252,361 shares valued at $225,000 pursuant to a legal settlement agreement and in July, 2009 we transferred 75,000 Andora shares to a former director in full settlement of his legal claims.

In February, 2010, we transferred 375,000 Andora shares in full settlement of all outstanding legal and related fees owed to Andora in conjunction with the Dynamo lawsuit. The legal fees owed prior to settlement were $565,680 and the Company recognized a gain on the settlement of $183,459.

As of September 30, 2010, the Company owned 3,231,499 Andora shares (approximately 6% of Andora) which are recorded at cost of $3,293,727.

Peace Oil Corp (Red Earth Area, Alberta, Canada) and North Peace Energy Corp. (NPE)

On June 28, 2007, Peace Oil sold its interests in the Red Earth Leases and certain other assets to North Peace Energy (NPE). As a result of this transaction, Peace Oil held at that time 2,270,430 shares in North Peace Energy Corp. (NPE) or approximately 4.87% on a fully diluted basis.

On June 18, 2007, the Company exchanged 584,929 of the above North Peace Energy shares reducing the balance of North Peace shares owned at September 30, 2008 to 1,744,601 shares valued at $2,962,936 on September 30, 2008. The value of these shares will be adjusted quarterly based on actual market conditions.

On June 27, 2008, Cold Flow Energy ULC, parent of Peace Oil Corp, sold all of its common and preferred shares in Peace to an unaffiliated third party. In conjunction with that sale the Company had an after tax gain of $3,699,858 in the June 2008 quarter which reflected the reversal of Canadian income taxes accrued in prior periods.

On July 11, 2008, in connection with Mr. Dale Fisher’s resignation from the Company’s Board of Directors, the Company entered into agreement to repurchase 500,000 shares of its common stock (valued at $.07 per share or a total of $35,000) from Mr. Fisher in exchange for 21,472 shares of North Peace Energy valued at $1.63 per share.

The Company owned 183,000 shares of North Peace Energy (NPE) valued at $37,277 at September 30, 2010.

Plan of Operations

Oil and Gas

The Company is engaged in the search for commercial oil and gas prospects, leases and working interest ownership in oil and gas properties.  Once prospects are identified and evaluated, leases are acquired from landowners or prior lease owners and the Company usually has from one to three years to drill a well or wells on those leases. The cost of oil & gas leases vary from property to property and leasing costs can average from $100 per acre to $500 per acre. After acreage is leased, the Company evaluates those properties further to determine the best plan of development and creates a budget called an Authorization For Expenditures (“AFE”) which reflects current drilling and completion costs for a specific well. On a 5,500 foot vertical well in Texas or New Mexico drilling costs could be as much as $500,000 and in Nevada over $1,200,000. Once drilling logs confirm indications of commercially producible oil & gas, completion of the well occurs. Completion costs can range from $250,000 to $500,000 per well drilled depending on the specific requirements of each well. Our drilling priority plans may change based on many factors including market prices for oil and gas, successes or failures of drilled wells, and our limited funds. As the Company drills more wells it intends to seek additional financing (debt or equity) to finance future drilling operations.

In June 2008, we began acquiring oil and gas properties for drilling and exploration. Three properties were acquired in 2008, the first was Green Springs Prospect in White Pine County, Nevada which consists of two leases aggregating approximately 2,500 acres which has not yet been drilled, the second was an oil and gas prospect in Crane County, Texas which was drilled, logged and found non productive, and the third a deep gas well named the Qualmay #12-42 well, a 7,200 foot deep well oil and gas well drilled on 40 acres of land in Park County, Wyoming. In view of limited production, this property was written off in 2009 but continues to produce some oil and gas.

The Company has been unable to raise additional capital to drill an initial test well on its Green Springs, Nevada property and decided to record an impairment on this property in the quarter ended June 30, 2010 in the amount of $560,943. The lease on this property was extended until September 1, 2010 and now has been cancelled. The Company has a right to a refund of $250,000.00 if drilling is commenced by the current leaseholder. We do not have any obligations under existing contracts or agreements calling for the provision of fixed and determinable quantities of oil and gas over the next three years, and have therefore not filed any information or reports with any federal authority or agency, containing estimates of total, proved developed or undeveloped net oil or gas reserves.

The Company plans on maximizing the value of its investment in Andora and North Peace Oil common stock by seeking opportunities to sell or trade these securities for cash or other oil & gas properties. The Company’s current oil and gas investments, plus cash and cash equivalents on hand, are the major assets of the Company at the present time. We are actively seeking ways to reduce corporate overhead, legal fees and public reporting costs to lower levels than were incurred in past periods. The Company is currently seeking other oil & gas drilling prospects for exploration and development subject to the conditions described above as well as additional financing. We can provide no assurances that additional financing will be available to us on terms satisfactory to us, if at all.

SEC-Compliance

On October 1, 2010 the Company acquired all of the assets of SEC-Compliance, Inc., a company engaged in the Edgarzing and XBRL businesses. These SEC-Compliance reporting services apply to annual and interim reports, regular proxy materials and other periodic reports that public companies are required to file with the Securities and Exchange Commission ("SEC"). It also intends to offer commercial printing services of annual reports, proxy statements, reports and other custom printed matters. The Company is seeking to raise additional financing to operate and expand its SEC-Compliance business operations. We can provide no assurances that additional financing will be successfully raised by us on terms satisfactory to us, if at all. SEC-Compliance has a staff of two employees and utilizes the services of various independent contractors to process its workload and to meet its clients' time deadlines.

Acquisition or Disposition of Plant and Equipment

In addition to the assets described above, while we anticipate acquisitions of oil & gas properties, we do not anticipate the sale of any significant plant or equipment during the next twelve months other than computer equipment and peripherals used in our day-to-day operations.

Disposition of Assets

We sold a total of 183,000 shares of North Peace Energy, Inc. during the three months ended September 30, 2010 and realized proceeds of $59,869.

Product Research and Development

We do not anticipate performing research and development for any products during the next twelve months.

Number of Employees

From our inception through September 30, 2010, we have relied on the services of outside consultants and currently have two (2) full time employees and one (1) consultant. In order for us to attract and retain quality personnel, we anticipate we will have to offer competitive salaries to future employees. We anticipate an employment base of three (3) full employees during the next twelve months. As we continue to expand, we will incur additional cost for personnel. This projected increase in personnel is dependent upon our generating revenues and obtaining sources of financing. There is no guarantee that we will be successful in raising the funds required or generating revenues sufficient to fund the projected increase in the number of employees.

Working Capital Activities

In January, February April, 2010, and August, 2010 the Company sold common stock Units in a private placement. Each full Unit’s cost was $55,000 and consisted of 500,000 shares of common stock and 500,000 warrants. The warrants are exercisable over a period of two years from their issue date at a price of $0.25 per share. The Company sold a total of 3.8 units totaling 1,900,000 shares and issued 1,900,000 warrants for net proceeds of $203,500 (net of offering costs of $5,500). The Company also sold 300,000 shares without warrants to three persons, including two directors at $0.05 per share for net proceeds of $15,000.

For more detailed information on the foregoing transactions see the notes to the consolidated financial statements.

Recent Developments

During the last two years several of our directors and officers have been involved in transactions with us and have had contractual relationships with us.  These are described in the Consolidated Financial Statements “Related Party Transactions.”

Competition

The oil and gas business is highly competitive. We will compete with private, public and state-owned companies in all facets of the oil business, including suppliers of energy and fuel to industrial, commercial and individual customers. Numerous independent oil and gas companies, oil and gas syndicates and major oil and gas companies actively seek out and bid for oil and gas prospects and properties as well as for the services of third-party providers, such as drilling companies, upon which we rely. Many of these companies not only explore for, produce and market oil and natural gas, but also carry out refining operations and market the resultant products on a worldwide basis. A substantial number of our competitors have longer operating histories and substantially greater financial and personnel resources than we do. Competitive conditions may be substantially affected by various forms of energy legislation and/or regulation considered from time to time by the government of the United States and other countries, as well as factors that we cannot control, including international political conditions, overall levels of supply and demand for oil and gas, and the markets for synthetic fuels and alternative energy sources.

The Company believes that SEC-Compliance offers an array of services for its SEC reporting clients. However, competition in the various individual services described hereinabove is intense. Factors in this competition include not only the speed and accuracy with which the Company can meet customer needs, but also the price of the services, quality of the product, historical experience with the client and complementary services. SEC-Compliance competes with many large and experienced enterprises which have been in business for an extended period of time, have greater financial and other resources than SEC-Compliance. We can provide no assurances that we will be able to successfully compete in this highly competitive marketplace.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. On an ongoing basis, we evaluate significant estimates used in preparing our financial statements including those related to revenue recognition, guarantees and product warranties, stock based compensation and business combinations. We base our estimates on historical experience, underlying run rates and various other assumptions that we believe to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates. The following are critical judgments, assumptions, and estimates used in the preparation of the consolidated financial statements.

Use of Estimates

The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses, and the disclosure of contingent assets and liabilities, if any, at the date of the financial statements. The Company analyzes its estimates, including those related to future oil and gas revenues and oil and gas properties, contingencies and litigation. The Company bases its estimates on assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

Investments in Unconsolidated Subsidiaries

Investee entities that the Company can exercise significant influence, but not control, are accounted for under the equity method of accounting. Whether the Company exercises significant influence with respect to an investee depends on an evaluation of several factors, among others, representation of the company’s board of directors and ownership level, generally 20% to 50% interest in the voting securities of the company including voting rights associated with the Company’s holdings in common, preferred and other convertible instruments in the company. Under the equity method of accounting, the Company’s share of the earnings or losses of these companies is included in the equity income (loss) section of the consolidated statements of operations.

A loss in value of an investment that is other than a temporary decline is recognized as a charge to operations. Evidence of a loss in value might include, but would not necessarily be limited to, absence of an ability to recover the carrying amount of the investment or inability of the investee to sustain an earnings capacity that would justify the carrying amount of the investment.

Impairment of Long-Lived Assets

We have adopted ASC 360 Property, Plant and Equipment. ASC 360 requires that long-lived assets and certain identifiable intangibles held and used by us be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Events relating to recoverability may include significant unfavorable changes in business conditions, recurring losses, or a forecasted inability to achieve break-even operating results over an extended period. We evaluate the recoverability of long-lived assets based upon forecasted undercounted cash flows. Should an impairment in value be indicated, the carrying value of intangible assets will be adjusted, based on estimates of future discounted cash flows resulting from the use and ultimate disposition of the asset. ASC 360 also requires assets to be disposed of be reported at the lower of the carrying amount or the fair value less costs to sell.

Stock-Based Compensation

The Company uses the Black-Scholes option-pricing model as its method of valuation for share-based awards granted. The Company’s determination of fair value of share-based payment awards on the date of grant using an option-pricing model is affected by the Company’s stock price as well as assumptions regarding a number of highly complex and subjective variables.

These variables include, but are not limited to the Company’s expected stock price volatility over the term of the awards, and certain other market variables such as the risk free interest rate. The Company measures and recognizes compensation expense for all share-based payment awards made to employees, consultants and directors including employee stock options based on estimated fair values.

Stock-based compensation expense recognized during the period is based on the value of the portion of share-based payment awards that is ultimately expected to vest during the period. Stock-based compensation expense recognized in the Company’s Consolidated statement of operations for the quarters ended September 30, 2010 and 2009 included compensation expense for share-based payment awards granted prior to, but not yet vested as of December 31, 2010.

Marketable Securities

All investment securities are classified as either as available-for-sale or trading, and are carried at fair value or quoted market prices. Unrealized gains and on available-for-sale securities losses are reported as a separate component of stockholders’ equity. Amortization, accretion, interest and dividends, realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are recorded in other income. ASC 320 - Investments - Debt and Equity, Accounting for Certain Investments in Debt and Equity Securities and, Securities and Exchange Commission (SEC) Staff Accounting Bulletin (SAB) 59, Accounting for Noncurrent Marketable Equity Securities, provide guidance on determining when an investment is other-than-temporarily impaired. This evaluation depends on the specific facts and circumstances. Factors that we consider in determining whether an other-than-temporary decline in value has occurred include: the market value of the security in relation to its cost basis; the financial condition of the investee; and the intent and ability to retain the investment for a sufficient period of time to allow for possible recovery in the market value of the investment.

Results of Operations

For The Three Month Period Ending September 30, 2010 and September 30, 2009

The Company had no operating revenues in the three months ended September 30, 2010 or 2009.

For the three months ended September 30, 2010, the Company incurred a net loss of approximately $234,000 versus a net loss of $470,000 for the comparable period in 2009, a reduction in loss of $236,000 from the prior period.  The detailed reasons for this change are set forth below:

Total operating expenses for the three months ended September 30, 2010 were $184,000 versus $494,000 in the comparable three months ended September 30, 2009, a decrease of $310,000 from the prior nine month period.  Included in operating expenses was an impairment of an oil and gas property of $4,000 in 2010 compared with impairment in 2009 of $245,000. Selling, general and administrative expenses declined in the quarter ended September 30, 2010 to $179,000 compared with $258,000 in the comparable period in 2009, a decrease of $79,000. The decrease was primarily attributable to a reduction of $43,000 in director stock option expense, and a decrease of other operating expenses of $36,000.

Net interest expense for the three months ended September, 2010 was less than $1,000 versus net interest income of $83,000 for the three months ended September 30, 2009. Interest income in 2009 consisted primarily of the interest from the 11 Good Energy note receivable which was repaid in 2009.

Unrealized loss on available for sale securities in the three months ended September 30, 2010 was $11,000 versus a gain of $473,000  in the comparable period in 2009.

The loss on sale of securities in the three months ended September 30, 2010 was $51,000 versus a loss of $59,000 in the comparable period in 2009.

For The Nine Month Periods Ending September 30, 2010 and September 30, 2009

The Company had no operating revenues in the nine months ended September 30, 2010 or 2009.

For the nine months ended September 30, 2010, the Company incurred a net loss of approximately $910,000 versus a net loss of $1,687,000 for the comparable period in 2009, an improvement of $777,000 from the prior period.  The detailed reasons for this change are set forth below:

The company had a gain on the sale of marketable securities of approximately $205,000 in 2010 versus a loss of $134,000 in the comparable period in 2009, an improvement of $339,000.

Total operating expenses for the nine months ended September, 2010 were $1,112,000 versus $1,698,000 in the comparable nine months ended September 30, 2009, a decrease of $586,000 from the prior nine month period.  Selling, general and administrative expenses decreased to $589,000 during this period from $1,128,000, a decrease of $539,000. The decrease was primarily attributable to a reduction of $110,000 in director stock option expense, a $100,000 payment in settlement of a legal claim, an increase in impairment of oil and gas properties of $2,000, a decrease in other selling, general and administrative expenses, primarily legal fees and salaries, of $329,000.

Net interest expense for the nine months ended September, 2010 was $2,000 versus net interest income of $145,000 for the nine months ended September 30, 2009. Interest income in 2009 consisted primarily of the interest from the 11 Good Energy note receivable.

Unrealized loss on available for sale securities in the nine months ended September 30, 2010 was $11,000 versus a gain of $473,000 in the comparable period in 2009.

Future Operating Trends

Our future operations will depend upon the new operations of SEC-Compliance which commenced in October 2010, available cash resources, additional financing and/or the possible sale of portions of our investments in North Peace Energy and/or Andora. We can provide no assurances that financing will be satisfactory to us, if at all, or that we will be able to liquidate a portion of our current investments should the need arise.

In July, 2010 the Company retained the services of Miller Tabak, LLC. to assist the Company in locating additional working capital and to explore other business opportunities.

Liquidity and Capital Resources

Current Position

As of September  30, 2010, our current assets consisted of unrestricted cash and cash equivalents on hand of $26,000, marketable securities of $37,000, production payments receivable of $300,000 and prepaid expenses of $41,000 totaling $404,000 versus current liabilities of $159,000, thereby creating a working capital surplus of $246,000.  Our net current assets at September 30, 2010 were $246,000 versus a working capital deficit of $72,000 as of December 31, 2009. For the nine months ended September 30, 2010 our net working capital improved by $318,000. At December 31, 2009, the Company had cash on hand of $57,000 and other investments, production payments receivable and prepaid expenses of $746,000 for total current assets of $803,000 and at that time, the Company had current liabilities of $874,000, which resulted in a working capital deficit of $72,000.

The net decrease in current assets during the nine month period was attributable mainly to cash on hand decreasing by $31,000, our investment in securities decreasing by $374,000 and our prepaid expenses declined by $24,000. Our current assets for the current period were $404,000 versus $803,000 at December 31, 2009.

By reducing our operating expenses and planning acquisitions or dispositions of assets as necessary to manage the business properly and raising additional equity, the Company has in the past had sufficient capital resources to meet our continued cash flow deficits. However, if we are not successful in generating sufficient liquidity from operations and in raising capital through the sale of common stock on terms acceptable to us, this could have a material adverse affect on our business, results of operations and financial position.

We have a history of net losses and expect that our operating expenses will continue to deplete our cash reserves as we have no revenues.  Our business model contemplates expansion of our business by identifying and acquiring additional oil and gas properties.  To make these acquisitions, our capital needs will increase substantially.  We have limited working capital and cash resources to fund our oil and gas exploration and SEC-Compliance operations. We plan to attempt to obtain our future funding that we will need to drill wells on leases owned, to lease additional properties and to otherwise finance our oil and gas and SEC-Compliance operations through debt and equity markets or joint venture agreements with third parties; however, we can provide no assurances that we will be able to obtain additional funding (and/or joint venture partners willing to fund specific exploration projects) when it is required or that it will be available to us on commercially acceptable terms, if at all.  If we fail to obtain the financing that we need when it is required, we may have to forego or delay potentially valuable opportunities to acquire new oil and gas properties or default on existing funding commitments to third parties and forfeit or dilute our rights in existing oil property interests.    In the event additional financing is not available to us on commercially acceptable terms, if and when needed to finance our oil and gas and SEC-Compliance operations and to meet our cash needs as they come due, this may seriously harm our business, financial condition and results of operations.

Inflation

Our opinion is that inflation has not had a material effect on our operations. Inflation will increase operating expenses but since the Company’s two investments in Peace Oil and Andora have significant oil reserves, such reserves should increase as oil prices increase due to inflation and market forces.

Off Balance Sheet Arrangements

The Company does not maintain off-balance sheet arrangements nor does it participate in non-exchange traded contracts requiring fair value accounting treatment.

ITEM 3.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates, foreign currency exchange rates, stock and commodity prices. The Company does not have any financial instruments held for trading or other speculative purposes and does not invest in derivative financial instruments, interest rate swaps or other investments that alter interest rate exposure, except that we own equity securities in a private company held for long term investment and we hold equity securities in a publicly traded company whose value is marked to market on a quarterly basis. Our primary exposure to market risk is interest rate risk associated with our short term money market investments and the market price risk of our publicly traded investment. The Company does not have any credit facilities with variable interest rates.

ITEM 4. CONTROLS AND PROCEDURES

a)  Evaluation of Disclosure Controls and Procedures

Our principal executive officer and our principal financial officer, E. Jamie Schloss, evaluated the effectiveness of the design and operation of our disclosure controls and procedures as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended (“Exchange Act”), as of the last day of the fiscal period covered by this report, September 30, 2010.  The term disclosure controls and procedures means our controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our principal executive and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Based on the above evaluation, our principal executive officer and our principal financial officer concluded that our disclosure controls and procedures were not effective for the current quarter. Management identified the following control deficiencies that led to our assessment of the ineffectiveness of disclosure controls and procedures: (1) an inadequate segregation of duties consistent with control objectives; (2) insufficient written policies and procedures for accounting and financial reporting with respect to the requirements and application of US GAAP and SEC disclosure requirements; and (3) ineffective controls over period end financial disclosure and reporting processes.

The Company is in the process of evaluating and continuing to rectify the disclosure controls and procedures to ensure that the disclosure controls and procedures satisfy the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework.

It should be noted that any system of controls, however well designed and operated, can provide only reasonable and not absolute assurance that the objectives of the system are met. In addition, the design of any control system is based in part upon certain assumptions about the likelihood of certain events. Because of these and other inherent limitations of control systems, there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

 b) Changes in Internal Control over Financial Reporting

During the Quarter ended September 30, 2010, there was no change in our internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the Exchange Act) that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

PART II - OTHER INFORMATION

ITEM 1.   LEGAL PROCEEDINGS

The Company’s business and operations may subject the Company to claims, litigation and other proceedings brought by private parties and governmental authorities. The Company has in the past been involved in contract and indemnity disputes in several litigation matters. Currently there is one open matter involving a contract dispute, Litigation can involve complex factual and legal questions and its outcome is uncertain. Any claim that is successfully asserted against us could result in significant damage claims and other losses and could adversely affect our financial condition. Even if the Company were to prevail, any litigation could be costly and time-consuming and would divert the attention of our management and key personnel from our business operations, which adversely affect our financial condition, results of operations or cash flows.

Three Span Oil & Gas Litigation:

On September 30, 2009, the Company’s wholly owned Nevada subsidiary, namely, Surge Energy Resources, Inc., was sued by Three Span Oil & Gas, Inc, in Midland Texas (Case #CC15386) for nonpayment of $60,125.  The action arises out of an operating agreement between the Plaintiff and the Defendant pursuant to which Surge Energy Resources is alleged to have agreed to make certain payments of $20,000 on August 14, 2009, September 1, 2009 and October 1, 2009 until a $56,239 deficiency was paid.  The entire amount of this claim was accrued by Surge Energy Resources, Inc. as of December 31, 2009. The action against Surge Energy Resources is for breach of contract, plus attorneys’ fees. Surge Energy Resources has no material assets or operations. A default judgment was entered into against Surge Energy Resources, Inc. for $60,125 plus fees in December, 2009.

XL Litigation.

In June, 2010, the Company negotiated a settlement of a lawsuit it had filed against XL Insurance for $100,000.  This agreement was signed and payment was received in June, 2010.

ITEM 1.   LEGAL PROCEEDINGS (Continued)

Other Matters:

In December 2009, the Company paid $300,000 to a service company under the terms of an equipment lease agreement with a third party operator for redevelopment of four wells located in Pawnee County, Oklahoma. This $300,000 payment has been accounted for as a production payment receivable and is due from the operator.  The production payments and any net profits interest which would be earned from this investment are classified as a receivable until the amount due are paid.  Under the terms of the agreement, the Company is entitled to monthly repayment amounts of 75% of net income per well up to a maximum of $10,000 per well.  The repayments continue until such time as the Company has been repaid $354,000.  The first payment is due and payable with 10 days of receipt by the operator of oil and gas revenues and on the same date of each succeeding month thereafter.  As of September 30, 2010, no sales had occurred.  If the third party operator fails to pay the amount due and payable or perform any provisions under the equipment lease agreement, the Company can either rescind the agreement or be assigned a 75% working interest in the wells.  In addition, the Company may exercise additional remedies, including taking possession of any equipment. Management has performed an assessment of the recoverability of the production payment and currently believes the full amount is collectible. In making its assessment, management considered the litigation, to which the Company is not a party, as described further in Note 11.

On June 8, 2010, the Company entered into a compromise and settlement agreement with Mandalay. The agreement provides that Mandalay will pay to Surge $354,000 plus Surge’s reasonable attorney’s fees and assign to Surge all of Mandalay’s contract, tort and other claims against CAVU Resources, Inc. and Elton and Everett Carruth and/or W Energy, Plaintiffs in the lawsuit against Mandalay and others. Surge is not a party to this lawsuit. In November 2011, the Company entered into a settlement agreement with CAVU to settle our claim against them for $130,000. See "Note 13".

ITEM 1A. RISK FACTORS

Risk Factor

Loss of Investment Company Act Exclusion Would Adversely Effect Our Business

Surge Global Energy (“Surge”) currently relies on section 3(c)(9) of the Investment Company Act of 1940 (“1940 Act”) to avoid federal registration and regulation as an investment company. Section 3(c)(9) excludes from the 1940 act’s definition on investment company “[a]ny person substantially all of whose business consists of owning or holding oil, gas, or other mineral royalties or leases, or fractional interests therein, or certificates of interest or participation in or investment contracts related to such mineral royalties or leases, or fractional interests therein relative to such royalties, leases, or fractional interests.”

Any future failure by Surge to qualify for the section 3(c)(9) exclusion, or any other exemption or exclusion from the 1940 Act or the rules thereunder, could cause Surge to be required to register with the U.S. Securities and Exchange Commission as an investment company under the 1940 Act or to reorganize its business so as to avoid such registration and regulation. Regulation and registration as an investment company under the 1940 Act and the rules thereunder would, among other things, prevent Surge from conducting its business as described herein.

 ITEM 2.  UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS

(a)  During the nine months ended September 30, 2010, there were no sales of securities by the Company, except as follows:

Date of Sale	Title of Security	Number Sold	Consideration Received, Commissions	Purchasers	Exemption from Registration Claimed

2010	Common Stock and Warrants (1) (2)	2,200,000 shares 1,900,000 warrants	$224,000 received from seven Investors; no commissions paid.	Accredited Investors	Rule 506; Section 4(2)

1) The Company offered to sell in a private placement a Unit at a cost of $55,000 per Unit.  Each Unit consisted of 500,000 shares of Common Stock and Warrants to purchase 500,000 shares, exercisable over a period of two years at a price of $.25 per share.

(2)  The Company also sold 300,000 shares to Directors of the Company for $15,000.

(b)  Rule 463 of the Securities Act is not applicable to the Company.

(c)  In the nine months ended September 30, 2010, there were no repurchases by the Company of its Common Stock.

ITEM 3.   DEFAULTS UPON SENIOR SECURITIES

None.

ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITIES

None.

ITEM 5.  OTHER INFORMATION

On October 1, 2010 the Company entered into a purchase agreement to acquire all of the assets of SEC-Compliance, Inc. for a total of $350,000, of which $100,000 is in cash payable $40,000 initially and $10,000 per month monthly thereafter, plus 5,000,000 shares of Surge Global Energy common stock. Concurrent with this purchase, the company entered into an employment agreement with David McGuire for two years at a salary of $10,000 per month and reimbursement of expenses. Subsequently, Mr. McGuire assigned 100% of his stock interest in SEC-Compliance to the Company for nominal consideration. All assets previously purchased by the Company from SEC-Compliance have been assigned to this corporation. Mr. McGuire is President of SEC-Compliance, a company engaged in the business of Edgarizing SEC filings and providing XBRL services to our clients. It also intends to offer commercial printing services of annual reports, proxy statements, sales and marketing literature, research reports and other custom printed matters.

On October 27, 2010, the Company made a decision to dismiss our independent registered auditor, GBH CPAs (“GBH”) and the Company notified GBH of its dismissal on October 28, 2010. We engaged Peter Messineo, CPA of Palm Harbor, Florida, as our new independent registered auditor on October 28, 2010.

In November 2011, the Company entered into a settlement agreement with CAVU to settle our claim against them for $130,000. See "Note 13".

ITEM 6.  EXHIBITS

(a)   Exhibits

3.1
Certificate of Incorporation filed with the State of Delaware on November 25, 1997, as amended (including Certificate of Merger, filed November 25, 1997, Certificate of Designation, filed February 2, 1998, Certificate of Amendment, filed May 12, 1998, Certificate of Renewal, filed August 20, 2003, Certificate of Amendment, dated August 20, 2003 and Certificate of Amendment, filed September 30, 2004) (incorporated herein by reference to  Exhibit 3.1 to the Company’s Registration Statement on Form SB-2, filed December 30, 2005)

3.2
Certificate of Amendment to Certificate of Incorporation filed with the State of Delaware on February 22, 2007 (incorporated herein by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K, filed February 22, 2007)

3.3
Amended and Restated Certificate of Designations, Preferences, Rights and Limitations of Special Voting Preferred Stock filed with the State of Delaware on March 7, 2007 (incorporated herein by reference to Exhibit 3(i).1 to the Company’s Current Report on Form 8-K, filed March 8, 2007)

3.4	Amended and Restated Bylaws of the Company (incorporated herein by reference to Exhibit 3(ii).1 to the Company’s Current Report on Form 8-K, filed October 25, 2006)

9.1
Voting Trust Agreement by and among the Company, Northern Alberta Oil Ltd. and Deep Well Oil and Gas (Alberta) Ltd. dated November 15, 2005 (incorporated herein by reference to Exhibit 10.20 to the Company’s Registration Statement on Form SB-2, filed December 30, 2005)

10.1
Employment Agreement by and between the Company and David Perez dated November 30, 2004 (incorporated herein by reference to Exhibit 10.2 to the Company’s Registration Statement on Form SB-2, filed December 30, 2005)

10.2
Sublease by and between the Company and Granite Financial Group dated November 22, 2004 (incorporated herein by reference to Exhibit 10.4 to the Company’s Registration Statement on Form SB-2, filed December 30, 2005)

10.3
Farmout Agreement by and among the Company, Signet Energy, Inc. (f/k/a Surge Global Energy (Canada) Ltd.), Northern Alberta Oil Ltd. and Deep Well Oil & Gas, Inc. dated February 25, 2005 (incorporated herein by reference to Exhibit 10.5 to the Company’s Registration Statement on Form SB-2, filed December 30, 2005)

10.4
Farmout Amending Agreement by and among the Company, Signet Energy, Inc. (f/k/a Surge Global Energy (Canada) Ltd.), Northern Alberta Oil Ltd. and Deep Well Oil & Gas, Inc. dated November 15, 2005 (1) (incorporated herein by reference to Exhibit 10.6 to the Company’s Registration Statement on Form SB-2, filed December 30, 2005)

10.5
Form of Note and Warrant Purchase Agreement by and between the Company and each of Mark C. Fritz, Victor G. Mellul and Irving L. Plaksin dated March 17, 2005 (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed March 24, 2005)

10.6
Form of Convertible Note by and between the Company and each of Mark C. Fritz, Victor G. Mellul and Irving L. Plaksin dated March 17, 2005 (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K, filed March 24, 2005)

10.7
Form of Warrant by and between the Company and each of Mark C. Fritz, Victor G. Mellul and Irving L. Plaksin dated March 17, 2005 (incorporated by reference to Exhibit 4.3 to the Company’s Report on Form 8-K, filed March 24, 2005)

10.8
Letter Agreements by and between the Company and each of Mark C. Fritz, Victor G. Mellul and Irving L. Plaksin dated July 17, 2005 (incorporated herein by reference to Exhibit 10.10 to the Company’s Registration Statement on Form SB-2, filed December 30, 2005)

10.9
Form of Securities Purchase Agreement by and among the Company, Mark Fritz, Chet Idziszek, Gary Vandergrift, Burton Gersh and Irving Plaksin effective as of August 19, 2005, relating to the private placement offering of common stock and warrants for an aggregate purchase price of $300,000 (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated August 25, 2005)

10.10
Form of Warrant by and among the Company, Mark Fritz, Chet Idziszek, Gary Vandergrift, Burton Gersh and Irving Plaksin effective as of August 19, 2005 (incorporated herein by reference to Exhibit 10.12 to the Company’s Registration Statement on Form SB-2, filed December 30, 2005)

10.11
Form of Registration Rights Agreement by and among the Company, Mark Fritz, Chet Idziszek, Gary Vandergrift, Burton Gersh and Irving Plaksin effective as of August 19, 2005 (incorporated herein by reference to Exhibit 10.13 to the Company’s Registration Statement on Form SB-2, filed December 30, 2005)

10.12
Securities Purchase Agreement by and between the Company and Pawnee Holding Corporation dated October 24, 2005 (incorporated herein by reference to Exhibit 10.14 to the Company’s Registration Statement on Form SB-2, filed December 30, 2005)

10.13
Warrant by and between the Company and Pawnee Holding Corporation dated October 24, 2005 (incorporated herein by reference to Exhibit 10.15 to the Company’s Registration Statement on Form SB-2, filed December 30, 2005)

10.14
Registration Rights Agreement by and between the Company and Pawnee Holding Corporation dated October 24, 2005 (incorporated herein by reference to Exhibit 10.16 to the Company’s Registration Statement on Form SB-2, filed December 30, 2005)

10.15
Form of Subscription Agreement for 7% Convertible Debentures, by and between Signet Energy, Inc. (f/k/a Surge Global Energy (Canada) Ltd) and certain purchasers dated November 15, 2005 (incorporated herein by reference to Exhibit 10.17 to the Company’s Registration Statement on Form SB-2, filed December 30, 2005)

10.16
Agency Agreement by and among the Company, Signet Energy, Inc. (f/k/a Surge Global Energy (Canada) Ltd.), and MGI Securities Inc. dated November 15, 2005 (incorporated herein by reference to Exhibit 10.18 to the Company’s Registration Statement on Form SB-2, filed December 30, 2005)

10.17
Shareholders Agreement by and among the Company, Leigh Cassidy, Fred Kelly and Signet Energy, Inc. (f/k/a Surge Global Energy (Canada) Ltd.) dated November 15, 2005 (incorporated herein by reference to Exhibit 10.19 to the Company’s Registration Statement on Form SB-2, filed December 30, 2005)

10.18
Trust Indenture by and among the Company, Signet Energy, Inc. (f/k/a Surge Global Energy (Canada) Ltd.) and Valiant Trust Company dated November 15, 2005 (incorporated herein by reference to Exhibit 10.21 to the Company’s Registration Statement on Form SB-2, filed December 30, 2005)

10.19
Registration Rights Agreement by and among the Company and MGI Securities, Inc., as agent to the purchasers of the debentures dated  November 15, 2005 (incorporated herein by reference to Exhibit 10.22 to the Company’s Registration Statement on  Form SB-2, filed December 30, 2005)

10.20
Release and Indemnification Agreement by and between the Company and Signet Energy, Inc. (f/k/a Surge Global Energy (Canada) Ltd.), dated November 15, 2005 (incorporated herein by reference to Exhibit 10.26 to the Company’s Annual Report on Form 10-KSB, filed April 17, 2006)

10.21
Escrow Agreement by and among the Company, Signet Energy, Inc. (f/k/a Surge Global Energy (Canada) Ltd.) and Valiant Trust Company, dated November 15, 2005 (incorporated herein by reference to Exhibit 10.27 to the Company’s Annual Report on Form 10-KSB, filed April 17, 2006)

10.22
Securities Purchase Agreement by and between the Company and the Zemer Family Trust dated November 16, 2005 (incorporated herein by reference to Exhibit 10.23 to the Company’s Registration Statement on Form SB-2, filed December 30, 2005)

10.23
Warrant by and between the Company and the Zemer Family Trust dated November 16, 2005 (incorporated herein by reference to Exhibit 10.24 to the Company’s Registration Statement on Form SB-2, filed December 30, 2005)

10.24
Registration Rights Agreement by and between the Company and the Zemer Family Trust dated November 16, 2005 (incorporated herein by reference to Exhibit 10.25 to the Company’s Registration Statement on Form SB-2, filed December 30, 2005)

10.25
Securities Purchase Agreement by and between the Company and Benjamin Financial Limited Partnership dated November 30, 2005 (incorporated herein by reference to Exhibit 10.26 to the Company’s Registration Statement on Form SB-2, filed December 30, 2005)

10.26
Warrant by and between the Company and Benjamin Financial Limited Partnership dated November 30, 2005 (incorporated herein by reference to Exhibit 10.27 to the Company’s Registration Statement on Form SB-2, filed December 30, 2005)

10.27
Registration Rights Agreement by and between the Company and Benjamin Financial Limited Partnership dated November 30, 2005 (incorporated herein by reference to Exhibit 10.28 to the Company’s Registration Statement on Form SB-2, filed December 30, 2005)

10.28
Indenture by and between Signet Energy, Inc. (f/k/a Surge Global Energy (Canada) Ltd.) and Valiant Trust Company dated December 20, 2005 (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed December 28, 2005)

10.29	Form of 7% Secured Convertible Debentures Certificate dated December 20, 2005 (incorporated herein by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K, filed December 28, 2005)

10.30
Form of Subscription Agreement for Flow-Through Shares by and between Signet Energy, Inc. (f/k/a Surge Global Energy (Canada) Ltd.) and certain purchasers dated December 20, 2005 (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed December 28, 2005)

10.31
Form of Subscription Agreement for 7% Secured Convertible Debentures by and between Signet Energy, Inc. (f/k/a Surge Global Energy (Canada) Ltd.) and certain purchasers dated December 20, 2005 (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed December 28, 2005)

10.32
Agency Agreement by and between Signet Energy, Inc. (f/k/a Surge Global Energy (Canada) Ltd.) and MGI Securities, Inc. dated December 20, 2005 (incorporated herein by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K, filed December 28, 2005)

10.33
Form of Securities Purchase Agreement effective as of March 14, 2006, relating to the private placement offering of common stock and warrants for an aggregate purchase price of $1,800,000 (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed  March 23, 2006)

10.34
Form of Warrant, effective as of March 14, 2006, relating to the private placement offering of common stock and warrants for an aggregate purchase price of $1,800,000 (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed March 23, 2006)

10.35
Form of Registration Rights Agreement, effective as of March 14, 2006, relating to the private placement offering of common stock and warrants for an aggregate purchase price of $1,800,000 (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed March 23, 2006)

10.36	Form of Non-Employee Director Agreement (incorporated herein by reference to Exhibit 10.37 to the Company’s Registration Statement on Form SB-2, filed December 20, 2006)

10.37	Form of Nonstatutory Stock Option Agreement (incorporated herein by reference to Exhibit 10.38 to the Company’s Registration Statement on Form SB-2, filed December 20, 2006)

10.38
Consulting Agreement by and between the Company and Richard Collato dated October 6, 2006 (incorporated herein by reference to Exhibit 10.39 to the Company’s Registration Statement on Form SB-2, filed December 20, 2006)

10.39
Securities Purchase Agreement by and between the Company and each of Gemini master Fund Limited and Mark C. Fritz dated  November 28, 2006 (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed December 4,2006)

10.40
Registration Rights Agreement by and between the Company and each of Gemini Master Fund Limited and Mark C. Fritz dated November 28, 2006 (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed December 4, 2006)

10.41
Common Stock Purchase Warrants dated November 28, 2006 issued by the Company to each of Gemini Master Fund Limited and Mark C. Fritz (incorporated herein by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K, filed December 4, 2006)

10.42
“Greenshoe” Common Stock Purchase Warrants dated November 28, 2006 issued by the Company to each of Gemini Master Fund Limited and  Mark C. Fritz (incorporated herein by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K, filed December 4, 2006)

10.43
Stock Purchase Agreement among Cold Flow Energy ULC, the Company, Peace Oil Corp., and Shareholders of Peace Oil Corp. dated  November 30, 2006 (incorporated herein by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K, filed  December 4, 2006)

10.44
Employment Agreement between the Company and William Greene dated December 14, 2006 (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K/A, filed with the Securities and Exchange Commission on December 18, 2006)

10.45
First Amendment to Stock Purchase Agreement by and among Cold Flow Energy ULC, the Company, Peace Oil Corp., and the shareholders of  Peace Oil dated March 2, 2007 (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed  March 8, 2007)

10.46
Voting and Exchange Trust Agreement by and among the Company, Cold Flow Energy ULC, and Olympia Trust Company dated March 2, 2007 (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed March 8, 2007)

10.47
Support Agreement by and among the Company, Cold Flow Energy ULC, and 1294697 Alberta Ltd. dated March 2, 2007 (incorporated herein by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K, filed March 8, 2007)

10.48
Promissory Note dated March 2, 2007 issued by Cold Flow Energy ULC in the principal amount of CDN$1,500,000 with a maturity date of June 30, 2007 (incorporated herein by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K, filed March 8, 2007)

10.49
Promissory Note dated March 2, 2007 issued by Cold Flow Energy ULC in the principal amount of CDN$1,000,000 with a maturity date of July 30, 2007 (incorporated herein by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K, filed March 8, 2007)

10.50
Promissory Note dated March 2, 2007 issued by Cold Flow Energy ULC in the principal amount of CDN$1,500,000 with a maturity date of  August 30, 2007 (incorporated herein by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K, filed March 8, 2007)

10.51
Promissory Note dated March 2, 2007 issued by Cold Flow Energy ULC in the principal amount of CDN$1,600,000 with a maturity date of  December 31, 2007 (incorporated herein by reference to Exhibit 10.7 to the Company’s Current Report on Form 8-K, filed March 8, 2007)

10.52
Petroleum, Natural Gas and General Rights Conveyance by and among 1304146 Alberta Ltd., Peace Oil Corp., Cold Flow Energy ULC, and the Company dated March 2, 2007 (incorporated herein by reference to Exhibit 10.8 to the Company’s Current Report on Form 8-K, filed March 8, 2007)

10.53
Escrow Agreement by and among Burstall Winger LLP, Peace Oil Corp., the Company, Cold Flow Energy ULC, and 1304146 Alberta Ltd. dated  March 2, 2007 (incorporated herein by reference to Exhibit 10.9 to the Company’s Current Report on Form 8-K, filed March 8, 2007)

10.54
Royalty Agreement by and between 1304146 Alberta Ltd. and Peace Oil Corp. dated March 2, 2007 (incorporated herein by reference to Exhibit 10.10 to the Company’s Current Report on Form 8-K, filed March 8, 2007)

10.55	Warrant to purchase 1,000,000 shares of Surge common stock dated March 2, 2007 (incorporated herein by reference to Exhibit 10.11 to the Company’s Current Report on Form 8-K, filed March 8, 2007)

10.56
Second Amendment to Stock Purchase Agreement among Cold Flow Energy ULC, the Company, Peace Oil Corp. and the Shareholders of  Peace Oil Corp. dated April 16, 2007 (incorporated herein by reference to Exhibit 2.3 to the Company’s Current Report on Form 8-K/A, filed  May 16, 2007)

10.57
Exchange, Purchase and Amendment Agreement dated as of April 19, 2007 by and between the Company and Gemini Master Fund, Ltd. (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed April 25, 2007)

10.58	Convertible Note Due May 1, 2008 Issued to Gemini Master Fund, Ltd. (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed April 25, 2007)

10.59
Agreement to Vote dated May 22, 2007 between the Company, Signet Energy, Inc., Andora Energy Corporation and David Perez (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed May 29, 2007)

10.60
Letter Agreement dated June 13, 2007 between the Company, Peace Oil Corp. and North Peace Energy Corp. (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed June 15, 2007)

10.61
Support Agreement by and among the Company, Cold Flow Energy ULC, and 1294697 Alberta Ltd. dated March 2, 2007 (incorporated herein by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K, filed March 8, 2007)

10.62
Addendum to Employment Agreement between William Greene and the Company, dated as of June 29, 2007 (incorporated herein by reference to Exhibit 10.64 to the Company’s Registration Statement on Form SB-2, filed July 3, 2007)

10.63	Stock Option Agreement dated July 17, 2007 between the Company and David Perez (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed July 23, 2007)

10.64	Stock Option Agreement dated July 17, 2007 between the Company and William Greene (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed July 23, 2007)

10.65	Escrow Agreement dated August 8, 2007 between the Company and Gemini (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed August 10, 2007)

10.66	Redemption Agreement dated August 8, 2007 between the Company and Gemini (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K dated August 10, 2007)

10.67
Agreement to Vote dated August 17, 2007 between Signet Energy Inc., Andora Energy Corporation, the Company and David Perez (incorporated herein by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-QSB/A, filed March 25, 2008)

10.68
First Supplemental Trust Indenture dated August 17, 2007 between the Company, Signet Energy, Inc., and Valiant Trust Company (incorporated herein by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-QSB/A, filed March 25, 2008)

10.69
Addendum to Employment Agreement dated December 31, 2007 by and between the Company and William Greene (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed January 4, 2008)

10.70
Purchase and Sale Agreement dated March 18, 2008, by and among Surge Global Energy, Inc.; Oromin Enterprises, Ltd.; Irie Isle Limited; Cynthia Holdings Ltd.; and Chet Idziszek (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed March 24, 2008)

10.71	Stock Option Agreement between the Company and Charles V. Sage dated February 27, 2008 and entered into on or about April 10, 2008

10.72	Stock Option Agreement between the Company and Barry Nussbaum dated February 27, 2008 and entered into on or about April 10, 2008

10.73	Stock Option Agreement between the Company and Jeffrey Lewis Bernstein dated February 27, 2008 and entered into on or about April 10, 2008

10.74	Stock Option Agreement between the Company and E. Jamie Schloss dated February 27, 2008 and entered into on or about April 10, 2008.

10.75	Stock Option Agreement between the Company and Kenneth Polin dated March 18, 2008 and entered into on or about April 10, 2008.

10.76	Employment Agreement for E. Jamie Schloss dated as of June 17, 2008. (Incorporated by reference to Form 8-K/A - June 17, 2008 - date of earliest event filed on April 15, 2009)

10.77
Purchase and Sale Agreement dated October 1, 2010, by and between Surge Global Energy, Inc. and David McGuire. (Also included are an Engagement Agreement, Promissory Note, Security Agreement, Form of Stock Option and Non-Competition, Non-Solicitation and Confidentiality Agreement.) Incorporated by reference to Form 8-K - date of earliest event - October 1, 2010.

10.78
Share Purchase Agreement – Purchase of 1,405,145 CFE Preferred Shares owned by Fisher Family Trust (Incorporated by reference to the Company’s Form 8-K filed June 23, 2008 - date of earliest event – June 17, 2008)

10.79
Share Purchase Agreement – Purchase of 1,905,145 CFE Preferred Shares owned by Stouthearted Family Trust (Incorporated by reference to the Company’s Form 8-K filed June 23, 2008  - date of earliest event – June 17, 2008)

10.80
Share Purchase Agreement – Purchase of 500,000 common shares of the Registrant from the Fisher Family Trust (Incorporated by reference to the Company’s Form 8-K filed June 23, 2008  - date of earliest event – June 17, 2008)

10.81
Share Purchase Agreement – Purchase of 1,905,145 CFE Preferred Shares owned by Cairns Family Trust. (Incorporated by reference to the Company’s Form 8-K filed June 23, 2008  - date of earliest event – June 17, 2008)

10.82
Share Purchase Agreement – Purchase of 806,886 common Shares of the Registrant from the Liu Family Trust.  (Incorporated by reference to the Company’s Form 8-K filed June 23, 2008  - date of earliest event – June 17, 2008)

10.83
Share Purchase Agreement – Purchase of 1,882,732 common Shares of the Registrant from the Ma Family Trust. (Incorporated by reference to the Company’s Form 8-K filed June 23, 2008  - date of earliest event – June 17, 2008)

10.84
Purchase and Sale Agreement dated June 27, 2008 by and among Cold Flow Energy ULC., Peace Oil Corp, and CPO Acquisition Corp.  (Incorporated by reference to the Company’s Form 8-K filed July 2, 2008  - date of earliest event - June 27, 2008)

10.85	Complaint filed June 23, 2008 David Perez vs. Surge Global Energy, Inc. (Incorporated by reference to the Company’s Form 8-K filed July 2, 2008 - date of earliest event - June 27, 2008)

10.86	Share Purchase Agreement – Purchase of 500,000 shares owned by Fisher Family Trust. (Incorporated by reference to the Company’s Form 8-K filed July 16, 2008 - date of earliest event – July 11, 2008)

10.87	Left blank intentionally.

10.88	Agreement dated as of August 15, 2008 with Tetuan Resources Inc. (Incorporated by reference to the Company’s Form 8-K filed August 21, 2008 - date of earliest event – August 15, 2008)

10.89
Settlement Agreement dated February 2, 2010 by and among Surge Global Energy, Inc., 1358026 Alberta Ltd., Signet Energy and Andora Energy Corporation. (Incorporated by reference to Form 8-K dated February 2, 2010 filed with the SEC on February 8, 2010.)

10.90	Consulting Agreement of February 19, 2010 - Jeffrey Bernstein. (Incorporated by reference to Form 8-K - date of earliest event - February 19, 2010 filed with the SEC on February 23, 2010.)

10.91	Consulting Agreement of February 19, 2010 - Barry Nussbaum. (Incorporated by reference to Form 8-K - date of earliest event - February 19, 2010 filed with the SEC on February 23, 2010.)

10.92	Consulting Agreement of February 19, 2010 - Kenneth Polin. (Incorporated by reference to Form 8-K - date of earliest event - February 19, 2010 filed with the SEC on February 23, 2010.)

31.1*
Certification by Chief Executive Officer and Chief Financial Officer, required by Rule 13a-14(a) or Rule 15d-14(a) of the Exchange Act, promulgated pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1*
Certification by Chief Executive Officer and Chief Financial Officer, required by Rule 13a-14(b) or Rule 15d-14(b) of the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code, promulgated pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Filed herewith

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SURGE GLOBAL ENERGY, INC.

DATED: February 4, 2011	By:	/s/ E. Jamie Schloss
E. Jamie Schloss
(CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER)

EXHIBIT 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER

I, E. Jamie Schloss, certify that:

1. I have reviewed this Amended Quarterly Report on Form 10-Q of Surge Global Energy, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report:

4.  The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

      a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

      b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

      c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

      d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

      a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

      b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

DATE: February 4, 2011	/s/ E. JAMIE SCHLOSS
E. JAMIE SCHLOSS, CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER

EXHIBIT 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Amended Quarterly Report of Surge Global Energy, Inc. (the "Company") on Form 10-Q for the quarter ended September 30, 2010 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, E. Jamie Schloss, Chief Executive Officer and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities and Exchange Act of 1934;  and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

February 4, 2011	/s/ E. JAMIE SCHLOSS
E. JAMIE SCHLOSS
CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
___________________

FORM 10-K/A

☒	ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

OR

☐	TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM __________ TO __________.

Commission File Number 0-24269
___________________

SURGE GLOBAL ENERGY, INC.
(Exact name of registrant as specified in its charter)

DELAWARE (State or other jurisdiction of incorporation or organization)	34-1454529 (I.R.S. Employer Identification No.)

990 Highland Drive, Suite 206, Solana Beach, California (Address of principal executive offices)	92075 (Zip Code)

Registrant’s telephone number, including are code: (858) 720-9900

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered NONE
Securities registered pursuant to Section 12(g) of the Act:

Common Stock, $.001 par value

(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act. Yes ☒ No ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive data file required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated file ☐

Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the registrant’s approximate 21,811,000 shares of common stock held by non-affiliates computed by reference to the closing sales price of such common equity (i.e. $0.07) as of the last business day of the registrant’s most recently completed second fiscal quarter (June 30, 2009) was $1,527,000.

The number of shares outstanding of the registrant’s common stock at April 1, 2010 was 32,637,387.

Explanatory Note

This Form 10-K/A is being filed to amend Item 1A - Risk Factors and Item 9A (T) - Controls and Procedures. All items that have been omitted have not changed.

ITEM 1A.	RISK FACTORS

An investment in our common stock is speculative and involves a high degree of risk and uncertainty. You should carefully consider the risks described below, together with the other information contained in our reports filed with the SEC, including the consolidated financial statements and notes thereto of our company, before deciding to invest in our common stock. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we presently consider immaterial may also adversely affect our company. If any of the following risks occur, our business, financial condition and results of operations and the value of our common stock could be materially and adversely affected.

RISKS RELATED TO OUR COMPANY

We will need additional financing to carry out our business plans and to finance our future operations.

We have a history of net losses and expect that our operating expenses will continue to deplete our cash reserves as we have no revenues. Our business model contemplates expansion of our business by identifying and acquiring additional oil and gas properties. To make these acquisitions, our capital needs will increase substantially. We have limited working capital and cash resources to fund our oil and gas exploration operations. We are involved in various litigations, the outcome and legal expense of which could adversely affect our operations and cash resources. We plan to attempt to obtain our future funding that we will need to drill wells on leases owned, to lease additional properties and to otherwise finance our operations through debt and equity markets or joint venture agreements with third parties; however, we can provide no assurances that we will be able to obtain additional funding (and/or joint venture partners willing to fund specific exploration projects) when it is required or that it will be available to us on commercially acceptable terms, if at all. If we fail to obtain the financing that we need when it is required, we may have to forego or delay potentially valuable opportunities to acquire new oil and gas properties or default on existing funding commitments to third parties and forfeit or dilute our rights in existing oil property interests. In the event additional financing is not available to us on commercially acceptable terms, if and when needed to finance our operations and to meet our cash needs as they come due, this may seriously harm our business, financial condition and results of operations and may adversely affect our ability to remain a going concern on a long term basis.

Our Nevada and Oklahoma properties may not produce oil and gas in commercial quantities sufficient to be profitable.

In December, 2009, the Company entered into a lease and equipment agreement with Mandalay Energy, Inc. to provide funds for the workover of four (4) oil and gas wells initially with an option to workover six (6) additional wells on a 40 acre lease located in Pawnee County, Oklahoma. After workover operations commenced the operations were delayed by a dispute over leasehold rights by a new owner of the lease. The Company is working on re-establishing drilling operations or transferring our investment into a similar property in Oklahoma. We can provide no assurances that the amount of natural gas and barrels of oil per day that are actually recovered from our Oklahoma property will be brought to the surface and sold in sufficient commercial quantities for us to profitably operate this property. See “Item 1 – Oil and Gas Drilling Activities.”

We are and may continue to be involved in litigation and other disputes.

Our business and operations may subject us to claims, litigation and other proceedings brought by private parties and governmental authorities. Any claim that is successfully asserted against us could result in significant damage claims and other losses. Even if we were to prevail, any litigation could be costly and time-consuming and would divert the attention of our management and key personnel from our business operations, which adversely affect our financial condition, results of operations or cash flows.

Loss of Investment Company Act Exclusion Would Adversely Affect Our Business

Surge Global Energy (“Surge”) currently relies on section 3(c)(9) of the Investment Company Act of 1940 (“1940 Act”) to avoid federal registration and regulation as an investment company. Section 3(c)(9) excludes from the 1940 act’s definition on investment company “[a]ny person substantially all of whose business consists of owning or holding oil, gas, or other mineral royalties or leases, or fractional interests therein, or certificates of interest or participation in or investment contracts related to such mineral royalties or leases, or fractional interests therein relative to such royalties, leases, or fractional interests.”

Any future failure by Surge to qualify for the section 3(c)(9) exclusion, or any other exemption or exclusion from the 1940 Act or the rules thereunder, could cause Surge to be required to register with the U.S. Securities and Exchange Commission as an investment company under the 1940 Act or to reorganize its business so as to avoid such registration and regulation. Regulation and registration as an investment company under the 1940 Act and the rules thereunder would, among other things, prevent Surge from conducting its business as described herein.

2

We have a history of net operating losses.

We have a history of net operating losses and we will need to generate substantial revenues to achieve profitability. In the short term we must realize value from our existing assets or generate earnings from our oil and gas activities. We may not be able to generate revenue either in the short term or the longer term. Even if we do achieve profitability, we cannot assure you that we will be able to sustain or increase profitability on a quarterly or annual basis in the future. There can be no assurance that future operations will be profitable. Revenues and profits, if any, will depend upon various factors, including whether we will be able to continue expansion of our operations and sell or finance existing assets. We may not achieve our business objectives and the failure to achieve such goals would have an adverse impact on us. Our future performance is dependent upon our ability to identify, acquire and implement the strategy to develop oil properties for production or resale which may delay shareholder return on investment for years.

We may not be able to acquire other profitable oil and gas interests.

We can provide no assurance that oil and gas will be discovered in commercial quantities in any of the properties we currently hold interests in or properties in which we may acquire interests in the future. Our success will depend upon our ability to acquire working and revenue interests in properties upon which oil reserves are ultimately discovered in commercial quantities for production capability or to attract the interest of larger oil field companies. We do not have an established history of locating and developing properties that have oil and gas reserves.

 We are an exploration stage company with an accumulated deficit of $37,722,268.

In January 2005, as a result of the disposal of our tobacco wholesale business in December 2004, and the restructuring of our management and ownership, we began implementing plans to establish an oil and gas exploration business. As a result, we are an exploration stage enterprise, as defined by Statement of Financial Accounting Standards No. 7 (“SFAS7”). We are an exploration stage company with only a limited operating history upon which to base an evaluation of our current business and future prospects, and we have just begun to implement our business plan. Since our inception and the inception of our exploration stage on January 1, 2005, we have suffered recurring losses from operations and have been dependent on new investment to sustain our operations. During the year ended December 31, 2009 we reported a net loss of $2,329,180 and a comprehensive income after unrealized losses on available for sale securities and foreign currency adjustments of $1,334,372. In 2008, we reported a net income of $607,835 after the reversal of a previously accrued tax credit of $4,847,978 and a comprehensive gain after taxes of $527,064. We cannot give any assurances that we can achieve profits from operations. For the period from inception of exploration stage through December 31, 2009, the Company has accumulated losses of $37,722,268.

We do not presently control any of our operations as our properties are operated by others.

We do not operate any of our drilled properties or the entities in which we hold interests and we therefore have no influence over the testing, drilling and production operations of our properties. Our lack of control could result in the following:

●	the operator might initiate exploration or development on a faster or slower pace than we prefer;

●	the operator might obtain additional financing which may further dilute our interest in the property as well as trigger additional asset impairment; and

●	if an operator refuses to initiate a project, we might be unable to pursue the project.

Any of these events could materially reduce the value of our properties.

We may not have good and marketable title to our properties.

It is customary in the oil and gas industry that upon acquiring an interest in a non-producing property, only a preliminary title investigation be done at that time and that a drilling title opinion be done prior to the initiation of drilling, neither of which can substitute for a complete title investigation. We have followed this custom and intend to continue to follow this custom in the future. Furthermore, title insurance is not available for mineral leases, and we will not obtain title insurance or other guaranty or warranty of good title. If the title to our prospects should prove to be defective, we could lose the costs that we have incurred in their acquisition, or incur substantial costs for curative title work.

We rely heavily upon reserve, geological and engineering data when determining whether or not to invest in a particular oil and gas property.

3

The reserve, geological and engineering data information that we use in evaluating oil and gas prospects is based on estimates involving a great deal of uncertainty. Different engineers may make different estimates of reserves and cash flows based on the same available data. Reserve estimates depend in large part upon the reliability of available geologic and engineering data, which is inherently imprecise. Geologic and engineering data are used to determine the probability that a reservoir of oil and gas exists at a particular location, and whether oil and/or gas and natural gas are recoverable from a reservoir. Recoverability is ultimately subject to the accuracy of data including, but not limited to, geological characteristics of the reservoir, structure, reservoir fluid properties, the size and boundaries of the drainage area, reservoir pressure, and the anticipated rate of pressure depletion. The evaluation of these and other factors is based upon available seismic data, computer modeling, well tests and information obtained from production of oil and gas from adjacent or similar properties, but the probability of the existence and recoverability of reserves is less than 100% and actual recoveries of proved reserves can differ from estimates.

Information in this report regarding our future exploration and development projects reflects our current intent and is subject to change.

We do not currently have any new exploration and development plans other than developing our Nevada and Oklahoma properties. Whether we ultimately undertake additional exploration or development projects will depend on the following factors:

●	availability and cost of capital both by the company and our planned majority partners;

●	receipt of additional seismic data or the reprocessing of existing data;

●	current and projected oil or natural gas prices;

●	reserve results could be less than our anticipated recovery rate range;

●	success or failure of activities in similar areas;

●	changes in the estimates of the costs to complete the projects;

●	our ability to attract other industry partners to acquire a portion of the working interest to reduce costs and exposure to risks;

●	decisions of our joint working interest owners and partners; and

●	market prices for our oil field assets could change and could vary when the development efforts and subsequent oil field values accrue.

We will continue to gather data about our projects and it is possible that additional information will cause us to alter our schedule or determine that a project should not be pursued at all. You should understand that our plans regarding our projects might change.

Reserve estimates also require numerous assumptions relating to operating conditions and economic factors, including the price at which recovered oil and gas can be sold, the costs of recovery, assumptions concerning future operating costs, severance and excise taxes, development costs and workover and remedial costs, prevailing environmental conditions associated with drilling and production sites, availability of enhanced recovery techniques, ability to transport oil and gas to markets and governmental and other regulatory factors, such as taxes and environmental laws. A negative change in any one or more of these factors could result in quantities of oil and gas previously estimated as proved reserves becoming uneconomic. For example, a decline in the market price of oil or gas to an amount that is less than the cost of recovery of such oil or gas in a particular location could make production commercially impracticable. The risk that a decline in price could have that effect is magnified in the case of reserves requiring sophisticated or expensive production enhancement technology and equipment, such as some types of heavy oil. Each of these factors, by having an impact on the cost of recovery and the rate of production, will also affect the present value of future net cash flows from estimated reserves.

Our ability to produce sufficient quantities of oil and gas from our properties may be adversely affected by a number of factors outside of our control.

4

The business of exploring for and producing gas involves a substantial risk of investment loss. Drilling wells involves the risk that the wells may be unproductive or that, although productive, that the wells may not produce oil in economic quantities. Other hazards, such as unusual or unexpected geological formations, pressures, fires, blowouts, loss of circulation of drilling fluids or other conditions may substantially delay or prevent completion of any well. Adverse weather conditions can also hinder drilling operations. A productive well may become uneconomic due to pressure depletion, water encroachment, mechanical difficulties and other reasons which impair or prevent the production of oil and gas from the well.

There can be no assurance that oil and gas will be produced from the properties in which we have interests. In addition, the marketability of any oil and gas that we acquire or discover may be influenced by numerous factors beyond our control. These factors include the proximity and capacity of oil and gas pipelines and processing equipment, market fluctuations of prices, taxes, royalties, land tenure, allowable production and environmental protection. We cannot predict how these factors may affect our business.

In addition, the success of our business is dependent upon the efforts of various third parties that we do not control. We rely upon various companies to assist us in identifying desirable oil prospects to acquire and to provide us with technical assistance and services. We also rely upon the services of geologists, geophysicists, chemists, engineers and other scientists to explore and analyze oil prospects to determine a method in which the oil prospects may be developed in a cost-effective manner. In addition, we rely upon the owners and operators of oil drilling equipment to drill and develop our prospects to production or to attract the interest of larger oil field companies. Although we have developed relationships with a number of third-party service providers, we cannot assure that we will be able to continue to rely on such persons. If any of these relationships with third-party service providers are terminated or are unavailable on commercially acceptable terms, we may not be able to execute our business plan.

If we are unable to access our properties or conduct our operations due to legal or surface conditions, our business will be adversely affected.

Our exploration and development of oil and gas reserves depends upon access to the areas where our operations are to be conducted. We conduct a portion of our operations in regions where we are only able to do so on a seasonal basis. Unless the surface is sufficiently frozen, we are unable to access our properties, drill or otherwise conduct our operations as planned. In addition, if the surface thaws earlier than expected, we must cease our operations for the season earlier than planned. Our operations are affected by road bans imposed from time to time during the break-up and thaw period in the spring. Road bans are also imposed due to snow, mud and rock slides and periods of high water, which can restrict access to our well sites and production facility sites. Our inability to access our properties or to conduct our operations as planned will result in a shutdown or slow down of our operations, which will adversely affect our business.

Essential equipment might not be available.

Oil and gas exploration and development activities depend upon the availability of drilling and related equipment in the particular areas where those activities will be conducted. Demand for that equipment or access restrictions may affect the availability of that equipment to us and delay our exploration and development activities.

Pipeline capacity may be inadequate.

There may be periods of time when pipeline capacity is inadequate to meet our gas transportation needs. It is often the case that as new development comes online, pipelines are close to or at capacity. During periods when pipeline capacity is inadequate, we may be forced to reduce production or incur additional expense as existing production is compressed to fit into existing pipelines.

Our reliance on third parties for gathering and distribution could curtail future exploration and production activities.

The marketability of our production will depend on the proximity of our reserves to and the capacity of, third party facilities and services, including oil and natural gas gathering systems, pipelines, trucking or terminal facilities, and processing facilities. The unavailability or insufficient capacity of these facilities and services could force us to shut-in producing wells, delay the commencement of production, or discontinue development plans for some of our properties, which would adversely affect our financial condition and performance.

Complying with environmental and other government regulations could be costly and could negatively impact our production.

Our business is governed by numerous laws and regulations at various levels of government. These laws and regulations govern the operation and maintenance of our facilities, the discharge of materials into the environment and other environmental protection issues. The laws and regulations may, among other potential consequences, require that we acquire permits before commencing drilling, restrict the substances that can be released into the environment with drilling and production activities, limit or prohibit drilling activities on protected areas such as wetlands or wilderness areas, require that reclamation measures be taken to prevent pollution from former operations, require remedial measures to mitigate pollution from former operations, such as plugging abandoned wells and remediating contaminated soil and groundwater, and require remedial measures to be taken with respect to property designated as a contaminated site.

5

Under these laws and regulations, we could be liable for personal injury, clean-up costs and other environmental and property damages, as well as administrative, civil and criminal penalties. We are currently evaluating insurance coverage for sudden and accidental environmental damages as well as environmental damage that occurs over time. However, we do not believe that insurance coverage for the full potential liability of environmental damages is available at a reasonable cost. Accordingly, we could be liable, or could be required to cease production on properties, if environmental damage occurs.

The costs of complying with environmental laws and regulations in the future may harm our business. Furthermore, future changes in environmental laws and regulations could occur that result in stricter standards and enforcement, larger fines and liability, and increased capital expenditures and operating costs, any of which could have a material adverse effect on our financial condition or results of operations.

Our compliance with the Sarbanes-Oxley Act and SEC rules concerning internal controls are time consuming, difficult and costly for us.

It may be time consuming, difficult and costly for us to develop and implement provisions of the Sarbanes-Oxley Act applicable to us. We may need to hire additional financial reporting, internal controls and other finance staff in order to develop and implement appropriate internal controls and reporting procedures. If we are unable to comply with the internal controls and other requirements of the Sarbanes-Oxley Act, we may not be able to obtain the independent accountant certifications that the Sarbanes-Oxley Act requires publicly-traded companies to obtain.

Review of Risks Arising from Compensation Policies and Practices
We have reviewed our compensation policies and practices for all employees and we concluded that any risks arising from our policies and practices are not reasonably likely to have a material adverse effect on the Company.

The loss of key employees would materially adversely affect our ability to operate our business and implement our business plan.

Our business operations are presently managed by one key employee, E. Jamie Schloss, who serves in the dual capacity as our Chief Executive Officer and our Chief Financial Officer. The loss of the services of such employee could seriously impair our business operations. Mr. Schloss’ employment contract expires on April 30, 2010. We do not have key man life insurance on any of our executives, directors or employees.

RISKS RELATED TO OUR INDUSTRY

The successful implementation of our business plan is subject to risks inherent in the oil and gas business.

Our oil and gas operations are subject to the economic risks typically associated with exploration, development production activities and locating suitable purchasers of our properties, including the necessity of significant expenditures to locate and acquire properties and to drill exploratory wells. In addition, the cost and timing of drilling, completing and operating wells is often uncertain In conducting exploration and development activities, the presence of unanticipated pressure or irregularities in formations, miscalculations or accidents may cause our exploration, development and production activities to be unsuccessful. This could result in a total loss of our investment in a particular property. If exploration efforts are unsuccessful in establishing proved reserves and exploration activities cease, the amounts accumulated as unproved costs will be charged against earnings as impairments.

The oil and gas industry is highly competitive.

The oil and gas industry is highly competitive. We compete with oil and gas companies and other individual producers and operators, many of which have longer operating histories and substantially greater financial and other resources than we do, as well as companies in other industries supplying energy, fuel and other needs to consumers. Many of these companies not only explore for and produce crude oil and gas, but also carry on refining operations and market petroleum and other products on a worldwide basis. In addition, we compete with other oil development firms in marketing their properties to other larger oil field operators. Our larger competitors, by reason of their size and relative financial strength, can more easily access capital markets than we can and may enjoy a competitive advantage in the recruitment of qualified personnel. They may be able to absorb the burden of any changes in laws and regulation in the jurisdictions in which we do business and handle longer periods of reduced prices of gas and oil more easily than we can. Our competitors may be able to pay more for productive oil and gas properties and may be able to define, evaluate, bid for and purchase a greater number of properties and prospects than we can. Our ability to acquire additional properties in the future will depend upon our availability of cash resources, ability to conduct efficient operations, evaluate and select suitable properties, implement advanced technologies and consummate transactions in a highly competitive environment.

6

Oil and gas operations involve various hazardous risks.

The oil and gas business involves operating hazards such as well blowouts, craterings, explosions, uncontrollable flows of crude oil, natural gas or well fluids, fires, formations with abnormal pressures, pipeline ruptures or spills, pollution, releases of toxic gas and other environmental hazards and risks. Personal injuries, damage to property and equipment, reservoir damage, or loss of reserves may occur if such a catastrophe occurs, any one of which could cause us to experience substantial losses. In addition, we may be liable for environmental damage caused by previous owners of properties purchased or leased by us.

Market fluctuations in the prices of oil and gas could adversely affect our business.

Prices for oil and gas tend to fluctuate significantly in response to factors beyond our control. These factors include, but are not limited to, acts of terrorists, the continued threat of war in the Middle East and actions of the Organization of Petroleum Exporting Countries and its maintenance of production constraints, the U.S. economic environment, weather conditions, the availability of alternate fuel sources, transportation interruption, the impact of drilling levels on crude oil and gas supply, and the environmental and access issues that could limit future drilling activities for the industry.

Changes in commodity prices may significantly affect our capital resources, liquidity and expected operating results. Price changes directly affect revenues and can indirectly impact expected production by changing the amount of funds available to reinvest in exploration and development activities. Reductions in oil and gas prices not only reduce revenues and profits, but could also reduce the quantities of reserves that are commercially recoverable. Significant declines in prices could result in non-cash charges to earnings due to impairment.

Changes in commodity prices may also significantly affect our ability to estimate the value of producing properties for acquisition and divestiture and often cause disruption in the market for oil and gas producing properties, as buyers and sellers have difficulty agreeing on the value of the properties. Price volatility also makes it difficult to budget for and project the return on acquisitions and development and exploration of projects. We expect that commodity prices will continue to fluctuate significantly in the future.

RISKS RELATED TO OUR STOCK

Insiders have substantial control over us, and they could delay or prevent a change in our corporate control even if our other stockholders wanted it to occur.

Our executive officers, directors, and principal stockholders who hold 5% or more of the outstanding common stock and their affiliates beneficially owned approximately 22,537,000 shares as of December 31, 2009, in the aggregate including warrants, stock options and voting rights exercisable with 60 days, approximately 51% of our fully diluted common stock. These stockholders will be able to exercise significant control over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This could delay or prevent an outside party from acquiring or merging with us even if our other stockholders wanted it to occur.

Future sales of our common stock may cause our stock price to decline.

Our stock price may decline by future sales of our shares or the perception that such sales may occur. If we issue additional shares of common stock in private financings under an exemption from the registration laws, then those shares will constitute “restricted shares” as defined in Rule 144 under the Securities Act. The restricted shares may only be sold if they are registered under the Securities Act, or sold under Rule 144, or another exemption from registration under the Securities Act.

All of our outstanding shares of common stock are either free trading or eligible for sale pursuant to Rule 144 in accordance with requirements and the limitation contained therein. We are unable to estimate the amount, timing, or nature of future sales of outstanding common stock. Sales of substantial amounts of our common stock in the public market may cause the stock’s market price to decline.

Our stock price can be extremely volatile.

Our common stock is traded dually on the OTC Bulletin Board and the Pink Sheets. There can be no assurance that an active public market will continue for the common stock, or that the market price for the common stock will not decline below its current price. Such price may be influenced by many factors, including, but not limited to, investor perception of us and our industry and general economic and market conditions. The trading price of the common stock could be subject to wide fluctuations in response to announcements of our business developments or our competitors, quarterly variations in operating results, and other events or factors. In addition, stock markets have experienced extreme price volatility in recent years. This volatility has had a substantial effect on the market prices of companies, at times for reasons unrelated to their operating performance. Such broad market fluctuations may adversely affect the price of our common stock.

7

We do not expect to pay dividends.

We have not paid dividends since inception on our common stock, and we do not contemplate paying dividends in the foreseeable future on our common stock in order to use all of our earnings, if any, to finance expansion of our business plans.

If we fail to remain current on our reporting requirements, we could be removed from the OTC Bulletin Board, we could be investigated by the SEC or we could incur liability to our shareholders.

Companies trading on the OTC Bulletin Board, such as us, must be reporting issuers under the Securities Exchange Act of 1934, as amended, and must be current in their reports in order to maintain price quotation privileges on the OTC Bulletin Board. If we fail to remain current on our reporting requirements, we could be removed from the OTC Bulletin Board. As a result, the market liquidity for our securities could be severely adversely affected by limiting the ability of broker-dealers to sell our securities and the ability of stockholders to sell their securities in the secondary market. Failure to remain current in our reporting obligations might also subject us to SEC investigation or private rights of action by our shareholders.

Our common stock is subject to the “penny stock” rules off the SEC and the trading market in our securities is limited, which makes transactions in our stock cumbersome and may reduce the value of an investment in our stock.

The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a “penny stock,” for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

●	that a broker or dealer approve a person’s account for transactions in penny stocks; and

●	the broker or dealer receives from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person’s account for transactions in penny stocks, the broker or dealer must:

●	obtain financial information and investment experience objectives of the person; and

●
make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the Commission relating to the penny stock market, which, in highlight form:

●	sets forth the basis on which the broker or dealer made the suitability determination; and

●
that the broker or dealer received, prior to the transaction but after a waiting period of at least two business days, a signed acknowledgement of the suitability determination from the investor and an agreement from the investor to purchase the penny stock.

Our stock price can be extremely volatile.

Our common stock is traded dually on the OTC Bulletin Board and the Pink Sheets. There can be no assurance that an active public market will continue for the common stock, or that the market price for the common stock will not decline below its current price. Such price may be influenced by many factors, including, but not limited to, investor perception of us and our industry and general economic and market conditions. The trading price of the common stock could be subject to wide fluctuations in response to announcements of our business developments or our competitors, quarterly variations in operating results, and other events or factors. In addition, stock markets have experienced extreme price volatility in recent years. This volatility has had a substantial effect on the market prices of companies, at times for reasons unrelated to their operating performance. Such broad market fluctuations may adversely affect the price of our common stock. Generally, brokers may be less willing to execute transactions in securities subject to the “penny stock” rules. This may make it more difficult for investors to dispose of our common stock and cause a decline in the market value of our stock.

8

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

ITEM 9A(T).	CONTROLS AND PROCEDURES

Under the supervision and with the participation of our management, including the Chief Executive and Chief Financial Officer and the Audit Committee, we have evaluated the effectiveness of our disclosure controls and procedures as required by Exchange Act Rule 13a-15(b) as of the end of the period covered by this report.

Report of Management on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; providing reasonable assurance that receipts and expenditures of company assets are made in accordance with management authorization; and providing reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected.

Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the above evaluation, our principal executive officer and our principal financial officer concluded that our disclosure controls and procedures were not effective for the year ended December 31, 2009. Management identified the following control deficiencies that led to our assessment of the ineffectiveness of disclosure controls and procedures: (1) an inadequate segregation of duties consistent with control objectives; (2) insufficient written policies and procedures for accounting and financial reporting with respect to the requirements and application of US GAAP and SEC disclosure requirements; and (3) ineffective controls over period end financial disclosure and reporting processes.

The Company is in the process of evaluating and continuing to rectify the disclosure controls and procedures to ensure that the disclosure controls and procedures satisfy the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this annual report.

Limitations on Effectiveness of Controls and Procedures

Our management, including our Chief Executive Officer and Audit Committee, does not expect that our disclosure controls and procedures or our internal controls will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include, but are not limited to, the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

9

Changes in internal controls

There have been no changes in our internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rule 13a-15 or 15d-15 under the Exchange Act that occurred during the quarter ended December 31, 2009 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

2007 Report on Controls and Procedures and Corrections made in 2008

Our management, including the Chief Executive Officer and Audit Committee, evaluated the effectiveness of our internal control over financial reporting as of December 31, 2007 based on the framework defined in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, because of the Company’s limited resources and limited number of employees, management concluded that, as of December 31, 2007, our internal control over financial reporting is not effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. We also discovered the following material weakness in our internal control over financial reporting: we had no procedure to determine how gains would be treated for tax purposes under Canadian law. This material weakness led to the following mistakes in our financial statements, which have since been corrected.

On January 31, 2008, the Board, in consultation with management of the Company, determined that previously issued (i) consolidated financial statements for the quarters ended (a) June 30, 2007 contained in the Company’s Quarterly Report on Form 10-QSB filed August 20, 2007, and (b) September 30, 2007 contained in the Company’s Quarterly Report on Form 10-QSB filed November 16, 2007, needed to be restated to correct an error in accounting for Canadian income taxes in connection with the disposition of certain assets by Peace Oil Corp. (“Peace Oil”), the Company’s indirectly-owned Canadian subsidiary, Cold Flow Energy ULC. Upon advice from Canadian tax counsel and accounting advisors, the Board determined that the purchase and sale of the Peace Oil assets required different treatment under Canadian tax laws. We have amended the financial statements listed above to correctly account for the Canadian income taxes in connection with the disposition of certain assets by Peace Oil.

After consultation with Canadian counsel and accountants, the Board determined that the reserve for Canadian income taxes was incorrect and needed to be restated. The amounts reported in the Company’s financial statements for its quarters ended June 30, 2007 and September 30, 2007 did not properly reflect tax consequences of the sale of certain assets by Peace Oil. The 2007 financial statements were amended to properly reflect the tax consequences of the sale of certain assets by Peace Oil. Subsequently in June, 2008, the Company sold its Peace Oil subsidiary.

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PART IV

ITEM 15.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

All exhibits are filed herewith unless otherwise noted.

3.1
Certificate of Incorporation filed with the State of Delaware on November 25, 1997, as amended (including Certificate of Merger, filed November 25, 1997, Certificate of Designation, filed February 2, 1998, Certificate of Amendment, filed May 12, 1998, Certificate of Renewal, filed August 20, 2003, Certificate of Amendment, dated August 20, 2003 and Certificate of Amendment, filed September 30, 2004) (incorporated herein by reference to Exhibit 3.1 to the Company’s Registration Statement on Form SB-2, filed December 30, 2005)

3.2
Certificate of Amendment to Certificate of Incorporation filed with the State of Delaware on February 22, 2007 (incorporated herein by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K, filed February 22, 2007)

3.3
Amended and Restated Certificate of Designations, Preferences, Rights and Limitations of Special Voting Preferred Stock filed with the State of Delaware on March 7, 2007 (incorporated herein by reference to Exhibit 3(i).1 to the Company’s Current Report on Form 8-K, filed March 8, 2007)

3.4	Amended and Restated Bylaws of the Company (incorporated herein by reference to Exhibit 3(ii).1 to the Company’s Current Report on Form 8-K, filed October 25, 2006)

9.1
Voting Trust Agreement by and among the Company, Northern Alberta Oil Ltd. and Deep Well Oil and Gas (Alberta) Ltd. dated November 15, 2005 (incorporated herein by reference to Exhibit 10.20 to the Company’s Registration Statement on Form SB-2, filed December 30, 2005)

10.1
Employment Agreement by and between the Company and David Perez dated November 30, 2004 (incorporated herein by reference to Exhibit 10.2 to the Company’s Registration Statement on Form SB-2, filed December 30, 2005)

10.2
Sublease by and between the Company and Granite Financial Group dated November 22, 2004 (incorporated herein by reference to Exhibit 10.4 to the Company’s Registration Statement on Form SB-2, filed December 30, 2005)

10.3
Farmout Agreement by and among the Company, Signet Energy, Inc. (f/k/a Surge Global Energy (Canada) Ltd.), Northern Alberta Oil Ltd. and Deep Well Oil & Gas, Inc. dated February 25, 2005 (incorporated herein by reference to Exhibit 10.5 to the Company’s Registration Statement on Form SB-2, filed December 30, 2005)

10.4
Farmout Amending Agreement by and among the Company, Signet Energy, Inc. (f/k/a Surge Global Energy (Canada) Ltd.), Northern Alberta Oil Ltd. and Deep Well Oil & Gas, Inc. dated November 15, 2005 (1) (incorporated herein by reference to Exhibit 10.6 to the Company’s Registration Statement on Form SB-2, filed December 30, 2005)

10.5
Form of Note and Warrant Purchase Agreement by and between the Company and each of Mark C. Fritz, Victor G. Mellul and Irving L. Plaksin dated March 17, 2005 (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed March 24, 2005)

10.6
Form of Convertible Note by and between the Company and each of Mark C. Fritz, Victor G. Mellul and Irving L. Plaksin dated March 17, 2005 (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K, filed March 24, 2005)

11

10.7
Form of Warrant by and between the Company and each of Mark C. Fritz, Victor G. Mellul and Irving L. Plaksin dated March 17, 2005 (incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K, filed March 24, 2005)

10.8
Letter Agreements by and between the Company and each of Mark C. Fritz, Victor G. Mellul and Irving L. Plaksin dated July 17, 2005 (incorporated herein by reference to Exhibit 10.10 to the Company’s Registration Statement on Form SB-2, filed December 30, 2005)

10.9
Form of Securities Purchase Agreement by and among the Company, Mark Fritz, Chet Idziszek, Gary Vandergrift, Burton Gersh and Irving Plaksin effective as of August 19, 2005, relating to the private placement offering of common stock and warrants for an aggregate purchase price of $300,000 (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated August 25, 2005)

10.10
Form of Warrant by and among the Company, Mark Fritz, Chet Idziszek, Gary Vandergrift, Burton Gersh and Irving Plaksin effective as of August 19, 2005 (incorporated herein by reference to Exhibit 10.12 to the Company’s Registration Statement on Form SB-2, filed December 30, 2005)

10.11
Form of Registration Rights Agreement by and among the Company, Mark Fritz, Chet Idziszek, Gary Vandergrift, Burton Gersh and Irving Plaksin effective as of August 19, 2005 (incorporated herein by reference to Exhibit 10.13 to the Company’s Registration Statement on Form SB-2, filed December 30, 2005)

10.12
Securities Purchase Agreement by and between the Company and Pawnee Holding Corporation dated October 24, 2005 (incorporated herein by reference to Exhibit 10.14 to the Company’s Registration Statement on Form SB-2, filed December 30, 2005)

10.13
Warrant by and between the Company and Pawnee Holding Corporation dated October 24, 2005 (incorporated herein by reference to Exhibit 10.15 to the Company’s Registration Statement on Form SB-2, filed December 30, 2005)

10.14
Registration Rights Agreement by and between the Company and Pawnee Holding Corporation dated October 24, 2005 (incorporated herein by reference to Exhibit 10.16 to the Company’s Registration Statement on Form SB-2, filed December 30, 2005)

10.15
Form of Subscription Agreement for 7% Convertible Debentures, by and between Signet Energy, Inc. (f/k/a Surge Global Energy (Canada) Ltd) and certain purchasers dated November 15, 2005 (incorporated herein by reference to Exhibit 10.17 to the Company’s Registration Statement on Form SB-2, filed December 30, 2005)

10.16
Agency Agreement by and among the Company, Signet Energy, Inc. (f/k/a Surge Global Energy (Canada) Ltd.), and MGI Securities Inc. dated November 15, 2005 (incorporated herein by reference to Exhibit 10.18 to the Company’s Registration Statement on Form SB-2, filed December 30, 2005)

10.17
Shareholders Agreement by and among the Company, Leigh Cassidy, Fred Kelly and Signet Energy, Inc. (f/k/a Surge Global Energy (Canada) Ltd.) dated November 15, 2005 (incorporated herein by reference to Exhibit 10.19 to the Company’s Registration Statement on Form SB-2, filed December 30, 2005)

10.18
Trust Indenture by and among the Company, Signet Energy, Inc. (f/k/a Surge Global Energy (Canada) Ltd.) and Valiant Trust Company dated November 15, 2005 (incorporated herein by reference to Exhibit 10.21 to the Company’s Registration Statement on Form SB-2, filed December 30, 2005)

12

10.19
Registration Rights Agreement by and among the Company and MGI Securities, Inc., as agent to the purchasers of the debentures dated November 15, 2005 (incorporated herein by reference to Exhibit 10.22 to the Company’s Registration Statement on Form SB-2, filed December 30, 2005)

10.20
Release and Indemnification Agreement by and between the Company and Signet Energy, Inc. (f/k/a Surge Global Energy (Canada) Ltd.), dated November 15, 2005 (incorporated herein by reference to Exhibit 10.26 to the Company’s Annual Report on Form 10-KSB, filed April 17, 2006)

10.21
Escrow Agreement by and among the Company, Signet Energy, Inc. (f/k/a Surge Global Energy (Canada) Ltd.) and Valiant Trust Company, dated November 15, 2005 (incorporated herein by reference to Exhibit 10.27 to the Company’s Annual Report on Form 10-KSB, filed April 17, 2006)

10.22
Securities Purchase Agreement by and between the Company and the Zemer Family Trust dated November 16, 2005 (incorporated herein by reference to Exhibit 10.23 to the Company’s Registration Statement on Form SB-2, filed December 30, 2005)

10.23
Warrant by and between the Company and the Zemer Family Trust dated November 16, 2005 (incorporated herein by reference to Exhibit 10.24 to the Company’s Registration Statement on Form SB-2, filed December 30, 2005)

10.24
Registration Rights Agreement by and between the Company and the Zemer Family Trust dated November 16, 2005 (incorporated herein by reference to Exhibit 10.25 to the Company’s Registration Statement on Form SB-2, filed December 30, 2005)

10.25
Securities Purchase Agreement by and between the Company and Benjamin Financial Limited Partnership dated November 30, 2005 (incorporated herein by reference to Exhibit 10.26 to the Company’s Registration Statement on Form SB-2, filed December 30, 2005)

10.26
Warrant by and between the Company and Benjamin Financial Limited Partnership dated November 30, 2005 (incorporated herein by reference to Exhibit 10.27 to the Company’s Registration Statement on Form SB-2, filed December 30, 2005)

10.27
Registration Rights Agreement by and between the Company and Benjamin Financial Limited Partnership dated November 30, 2005 (incorporated herein by reference to Exhibit 10.28 to the Company’s Registration Statement on Form SB-2, filed December 30, 2005)

10.28
Indenture by and between Signet Energy, Inc. (f/k/a Surge Global Energy (Canada) Ltd.) and Valiant Trust Company dated December 20, 2005 (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed December 28, 2005)

10.29	Form of 7% Secured Convertible Debentures Certificate dated December 20, 2005 (incorporated herein by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K, filed December 28, 2005)

10.30
Form of Subscription Agreement for Flow-Through Shares by and between Signet Energy, Inc. (f/k/a Surge Global Energy (Canada) Ltd.) and certain purchasers dated December 20, 2005 (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed December 28, 2005)

10.31
Form of Subscription Agreement for 7% Secured Convertible Debentures by and between Signet Energy, Inc. (f/k/a Surge Global Energy (Canada) Ltd.) and certain purchasers dated December 20, 2005 (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed December 28, 2005)

13

10.32
Agency Agreement by and between Signet Energy, Inc. (f/k/a Surge Global Energy (Canada) Ltd.) and MGI Securities, Inc. dated December 20, 2005 (incorporated herein by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K, filed December 28, 2005)

10.33
Form of Securities Purchase Agreement effective as of March 14, 2006, relating to the private placement offering of common stock and warrants for an aggregate purchase price of $1,800,000 (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed March 23, 2006)

10.34
Form of Warrant, effective as of March 14, 2006, relating to the private placement offering of common stock and warrants for an aggregate purchase price of $1,800,000 (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed March 23, 2006)

10.35
Form of Registration Rights Agreement, effective as of March 14, 2006, relating to the private placement offering of common stock and warrants for an aggregate purchase price of $1,800,000 (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed March 23, 2006)

10.36	Form of Non-Employee Director Agreement (incorporated herein by reference to Exhibit 10.37 to the Company’s Registration Statement on Form SB-2, filed December 20, 2006)

10.37	Form of Nonstatutory Stock Option Agreement (incorporated herein by reference to Exhibit 10.38 to the Company’s Registration Statement on Form SB-2, filed December 20, 2006)

10.38
Consulting Agreement by and between the Company and Richard Collato dated October 6, 2006 (incorporated herein by reference to Exhibit 10.39 to the Company’s Registration Statement on Form SB-2, filed December 20, 2006)

10.39
Securities Purchase Agreement by and between the Company and each of Gemini Master Fund Limited and Mark C. Fritz dated November 28, 2006 (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed December 4, 2006)

10.40
Registration Rights Agreement by and between the Company and each of Gemini Master Fund Limited and Mark C. Fritz dated November 28, 2006 (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed December 4, 2006)

10.41
Common Stock Purchase Warrants dated November 28, 2006 issued by the Company to each of Gemini Master Fund Limited and Mark C. Fritz (incorporated herein by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K, filed December 4, 2006)

10.42
“Greenshoe” Common Stock Purchase Warrants dated November 28, 2006 issued by the Company to each of Gemini Master Fund Limited and Mark C. Fritz (incorporated herein by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K, filed December 4, 2006)

10.43
Stock Purchase Agreement among Cold Flow Energy ULC, the Company, Peace Oil Corp., and Shareholders of Peace Oil Corp. dated November 30, 2006 (incorporated herein by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K, filed December 4, 2006)

10.44
Employment Agreement between the Company and William Greene dated December 14, 2006 (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K/A, filed with the Securities and Exchange Commission on December 18, 2006)

10.45
First Amendment to Stock Purchase Agreement by and among Cold Flow Energy ULC, the Company, Peace Oil Corp., and the shareholders of Peace Oil dated March 2, 2007 (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed March 8, 2007)

14

10.46
Voting and Exchange Trust Agreement by and among the Company, Cold Flow Energy ULC, and Olympia Trust Company dated March 2, 2007 (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed March 8, 2007)

10.47
Support Agreement by and among the Company, Cold Flow Energy ULC, and 1294697 Alberta Ltd. dated March 2, 2007 (incorporated herein by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K, filed March 8, 2007)

10.48
Promissory Note dated March 2, 2007 issued by Cold Flow Energy ULC in the principal amount of CDN$1,500,000 with a maturity date of June 30, 2007 (incorporated herein by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K, filed March 8, 2007)

10.49
Promissory Note dated March 2, 2007 issued by Cold Flow Energy ULC in the principal amount of CDN$1,000,000 with a maturity date of July 30, 2007 (incorporated herein by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K, filed March 8, 2007)

10.50
Promissory Note dated March 2, 2007 issued by Cold Flow Energy ULC in the principal amount of CDN$1,500,000 with a maturity date of August 30, 2007 (incorporated herein by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K, filed March 8, 2007)

10.51
Promissory Note dated March 2, 2007 issued by Cold Flow Energy ULC in the principal amount of CDN$1,600,000 with a maturity date of December 31, 2007 (incorporated herein by reference to Exhibit 10.7 to the Company’s Current Report on Form 8-K, filed March 8, 2007)

10.52
Petroleum, Natural Gas and General Rights Conveyance by and among 1304146 Alberta Ltd., Peace Oil Corp., Cold Flow Energy ULC, and the Company dated March 2, 2007 (incorporated herein by reference to Exhibit 10.8 to the Company’s Current Report on Form 8-K, filed March 8, 2007)

10.53
Escrow Agreement by and among Burstall Winger LLP, Peace Oil Corp., the Company, Cold Flow Energy ULC, and 1304146 Alberta Ltd. dated March 2, 2007 (incorporated herein by reference to Exhibit 10.9 to the Company’s Current Report on Form 8-K, filed March 8, 2007)

10.54
Royalty Agreement by and between 1304146 Alberta Ltd. and Peace Oil Corp. dated March 2, 2007 (incorporated herein by reference to Exhibit 10.10 to the Company’s Current Report on Form 8-K, filed March 8, 2007)

10.55	Warrant to purchase 1,000,000 shares of Surge common stock dated March 2, 2007 (incorporated herein by reference to Exhibit 10.11 to the Company’s Current Report on Form 8-K, filed March 8, 2007)

10.56
Second Amendment to Stock Purchase Agreement among Cold Flow Energy ULC, the Company, Peace Oil Corp. and the Shareholders of Peace Oil Corp. dated April 16, 2007 (incorporated herein by reference to Exhibit 2.3 to the Company’s Current Report on Form 8-K/A, filed May 16, 2007)

10.57
Exchange, Purchase and Amendment Agreement dated as of April 19, 2007 by and between the Company and Gemini Master Fund, Ltd. (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed April 25, 2007)

10.58	Convertible Note Due May 1, 2008 Issued to Gemini Master Fund, Ltd. (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed April 25, 2007)

10.59
Agreement to Vote dated May 22, 2007 between the Company, Signet Energy, Inc., Andora Energy Corporation and David Perez (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed May 29, 2007)

10.60
Letter Agreement dated June 13, 2007 between the Company, Peace Oil Corp. and North Peace Energy Corp. (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed June 15, 2007)

15

10.61
Agreement of Purchase and Sale dated as of June 25, 2007 among Peace Oil Corp., North Peace Energy Corp. and the Company (incorporated herein by reference to Exhibit 10.63 to the Company’s Registration Statement on Form SB-2, filed July 3, 2007)

10.62
Addendum to Employment Agreement between William Greene and the Company, dated as of June 29, 2007 (incorporated herein by reference to Exhibit 10.64 to the Company’s Registration Statement on Form SB-2, filed July 3, 2007)

10.63	Stock Option Agreement dated July 17, 2007 between the Company and David Perez (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed July 23, 2007)

10.64	Stock Option Agreement dated July 17, 2007 between the Company and William Greene (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed July 23, 2007)

10.65	Escrow Agreement dated August 8, 2007 between the Company and Gemini (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed August 10, 2007)

10.66	Redemption Agreement dated August 8, 2007 between the Company and Gemini (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K dated August 10, 2007)

10.67
Agreement to Vote dated August 17, 2007 between Signet Energy Inc., Andora Energy Corporation, the Company and David Perez (incorporated herein by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-QSB/A, filed March 25, 2008)

10.68
First Supplemental Trust Indenture dated August 17, 2007 between the Company, Signet Energy, Inc., and Valiant Trust Company (incorporated herein by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-QSB/A, filed March 25, 2008)

10.69
Addendum to Employment Agreement dated December 31, 2007 by and between the Company and William Greene (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed January 4, 2008)

10.70
Purchase and Sale Agreement dated March 18, 2008, by and among Surge Global Energy, Inc.; Oromin Enterprises, Ltd.; Irie Isle Limited; Cynthia Holdings Ltd.; and Chet Idziszek (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed March 24, 2008)

10.71	Stock Option Agreement between the Company and Charles V. Sage dated February 27, 2008 and entered into on or about April 10, 2008

10.72	Stock Option Agreement between the Company and Barry Nussbaum dated February 27, 2008 and entered into on or about April 10, 2008

10.73	Stock Option Agreement between the Company and Jeffrey Lewis Bernstein dated February 27, 2008 and entered into on or about April 10, 2008

10.74	Stock Option Agreement between the Company and E. Jamie Schloss dated February 27, 2008 and entered into on or about April 10, 2008.

10.75	Stock Option Agreement between the Company and Kenneth Polin dated March 18, 2008 and entered into on or about April 10, 2008.

10.76	Employment Agreement for E. Jamie Schloss dated as of June 17, 2008. (Incorporated by reference to Form 8-K/A - June 17, 2008 - date of earliest event filed on April 15, 2009)

10.77	Left blank intentionally.

10.78
Share Purchase Agreement – Purchase of 1,405,145 CFE Preferred Shares owned by Fisher Family Trust (Incorporated by reference to the Company’s Form 8-K filed June 23, 2008 - date of earliest event – June 17, 2008)

16

10.79
Share Purchase Agreement – Purchase of 1,905,145 CFE Preferred Shares owned by Stouthearted Family Trust (Incorporated by reference to the Company’s Form 8-K filed June 23, 2008 - date of earliest event – June 17, 2008)

10.80
Share Purchase Agreement – Purchase of 500,000 common shares of the Registrant from the Fisher Family Trust (Incorporated by reference to the Company’s Form 8-K filed June 23, 2008 - date of earliest event – June 17, 2008)

10.81
Share Purchase Agreement – Purchase of 1,905,145 CFE Preferred Shares owned by Cairns Family Trust. (Incorporated by reference to the Company’s Form 8-K filed June 23, 2008 - date of earliest event – June 17, 2008)

10.82
Share Purchase Agreement – Purchase of 806,886 common Shares of the Registrant from the Liu Family Trust. (Incorporated by reference to the Company’s Form 8-K filed June 23, 2008 - date of earliest event – June 17, 2008)

10.83
Share Purchase Agreement – Purchase of 1,882,732 common Shares of the Registrant from the Ma Family Trust. (Incorporated by reference to the Company’s Form 8-K filed June 23, 2008 - date of earliest event – June 17, 2008)

10.84
Purchase and Sale Agreement dated June 27, 2008 by and among Cold Flow Energy ULC., Peace Oil Corp, and CPO Acquisition Corp. (Incorporated by reference to the Company’s Form 8-K filed July 2, 2008 - date of earliest event - June 27, 2008)

10.85	Complaint filed June 23, 2008 David Perez vs. Surge Global Energy, Inc. (Incorporated by reference to the Company’s Form 8-K filed July 2, 2008 - date of earliest event - June 27, 2008)

10.86	Share Purchase Agreement – Purchase of 500,000 shares owned by Fisher Family Trust. (Incorporated by reference to the Company’s Form 8-K filed July 16, 2008 - date of earliest event – July 11, 2008)

10.87	Left blank intentionally.

10.88	Agreement dated as of August 15, 2008 with Tetuan Resources Inc. (Incorporated by reference to the Company’s Form 8-K filed August 21, 2008 - date of earliest event – August 15, 2008)

10.89
Settlement Agreement dated February 2, 2010 by and among Surge Global Energy, Inc., 1358026 Alberta Ltd., Signet Energy and Andora Energy Corporation. (Incorporated by reference to Form 8-K dated February 2, 2010 filed with the SEC on February 8, 2010.)

10.90	Consulting Agreement of February 19, 2010 - Jeffrey Bernstein. (Incorporated by reference to Form 8-K - date of earliest event - February 19, 2010 filed with the SEC on February 23, 2010.)

10.91	Consulting Agreement of February 19, 2010 - Barry Nussbaum. (Incorporated by reference to Form 8-K - date of earliest event - February 19, 2010 filed with the SEC on February 23, 2010.)

10.92	Consulting Agreement of February 19, 2010 - Kenneth Polin. (Incorporated by reference to Form 8-K - date of earliest event - February 19, 2010 filed with the SEC on February 23, 2010.)

31.1
Certification by Chief Executive Officer and Chief Financial Officer, required by Rule 13a-14(a) or Rule 15d-14(a) of the Exchange Act, promulgated pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (Filed herewith.)

32.1
Certification by Chief Executive Officer and Chief Financial Officer, required by Rule 13a-14(b) or Rule 15d-14(b) of the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code, promulgated pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (Filed herewith.)

17

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 4, 2011	SURGE GLOBAL ENERGY, INC.

	By:	/s/ E. Jamie Schloss
E. Jamie Schloss Chief Executive Officer and
Chief Financial Officer
(Principal Executive and Accounting Officer)

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ E. Jamie Schloss	Chief Executive Officer, Chief Financial Officer and Chairnan of the Board	February 4, 2011
E. Jamie Schloss

/s/ David A. Rapaport	Director	February 4, 2011
David A. Rapaport

/s/ Edwin Korhonen	Director	February 4, 2011
Edwin Korhonen

/s/ Charles Sage	Director	February 4, 2011
Charles Sage

/s/ Warren Dillard	Director	February 4, 2011
Warren Dillard

18

EXHIBIT 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER

I, E. Jamie Schloss, certify that:

1.	I have reviewed this Annual Report on Form 10-K/Aof Surge Global Energy, Inc.;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report, based on such evaluation; and

(d)
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.
I have disclosed, based on my most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

	(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: February 4, 2011	/s/ E. JAMIE SCHLOSS

E. Jamie Schloss
Chief Executive Officer and Chief Financial Officer

19

EXHIBIT 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. 1350

In connection with the Annual Report of Surge Global Energy, Inc. (the “Company”) on Form 10-K/A for the period ended December 31, 2009, as filed with the Securities and Exchange Commission and to which this Certification is an exhibit (the “Report”), the undersigned officer of the Company does hereby certify, pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350):

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 4, 2011	/s/ E. JAMIE SCHLOSS

E. Jamie Schloss
Chief Executive Officer and Chief Financial Officer

20